

WATSON PHARMACEUTICALS, INC.
ANNUAL REPORT 2002

A VITAL COMPANY, CONTRIBUTING TOWARD A HEALTHIER SOCIETY

THIS REPORT IS DEDICATED TO ALL WATSON PHARMACEUTICALS EMPLOYEES. YOUR EFFORTS HAVE BUILT A TRADITION OF EXCELLENCE, AND THROUGH YOUR WILLINGNESS TO SEIZE OPPORTUNITY, WE ARE ABLE TO CREATE HEALTHIER FUTURES FOR THE PEOPLE WHOSE LIVES WE TOUCH.

Watson Pharmaceuticals, Inc., with corporate headquarters in Corona, California and commercial headquarters in Morristown, New Jersey, is a leading specialty pharmaceuticals company that develops and markets generic and branded specialty pharmaceutical products for the women's health, nephrology, urology, pain management, dermatology and other therapeutic markets.

Watson markets more than 30 branded pharmaceutical products and 130 generic pharmaceutical products, with greater than 50% holding either leading or secondary market positions, making Watson one of the top five pharmaceutical companies in the United States (U.S.) in terms of total prescriptions dispensed. Watson remains focused on quality, compassion and enthusiasm in its continued quest to help patients live healthier lives.

Founded in 1984, Watson now has approximately 3,700 employees worldwide, eight manufacturing facilities and 2002 revenue of more than $1.2 billion. Watson is uniquely positioned as a dedicated leader in the generics business with internal research and development capabilities and infrastructure in place to nurture a growing branded business.

KEY ACCOMPLISHMENTS IN 2002

- Delivered consistent revenue growth in both branded and generic businesses
- Strengthened our management team with key personnel additions
- Continued business development excellence with agreements covering 16 products
- Launched eight new generic products
- Commenced three key, multi-year initiatives: a comprehensive strategic plan, supply chain enhancements, and an enterprise resource planning (ERP) project
- Resubmitted Oxytrol™ New Drug Application (NDA) with additional confirmatory clinical data (Oxytrol™ received FDA approval on February 26, 2003, making it the first and only transdermal system to treat overactive bladder)

Financial Highlights {in thousands, except per share amounts

At December 31,	2002	2001	2000
Operations:			
Net revenues	$1,223,198	$1,160,676	$ 811,524
Gross profit	$ 677,573	$ 652,142	$ 439,743
Earnings before income tax provision, extraordinary item and cumulative effect of change in accounting principle	$ 279,090	$ 198,952	$ 355,402
Net income[1]	$ 175,796	$ 116,361	$ 157,495
Diluted earnings per share	$ 1.64	$ 1.07	$ 1.52
Weighted average shares outstanding, diluted	107,367	108,340	103,575
Financial Position:			
Cash flow from operations	$ 307,947	$ 200,686	$ (40,571)
Total assets	$2,663,464	$2,528,334	$2,579,898
Shareholders' equity	$1,798,284	$1,672,050	$1,547,969
Working capital	$ 545,316	$ 644,613	$ 550,905

[1] For discussion on comparability of net income, please refer to detailed financial line item discussion in our Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report

NET REVENUES
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$1,500
1,200
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300
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98
99
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GROSS PROFIT
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$800
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200
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98
99
00
01
02

NET INCOME
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$200
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98
99
00
01
02



A MESSAGE TO OUR STOCKHOLDERS AND FRIENDS

A vital company is much like a healthy person. Both require that complex and sometimes even disparate systems work in balance and unison.

Throughout 2002, Watson Pharmaceuticals continued to strive for this harmonious balance by carefully envisioning what our future can be, renewing our commitment to get there, and developing additional resources to make it happen. In the process, we honed internal systems, strengthened our awareness of the power of teamwork, and prepared for what we believe could be our greatest-ever period of growth.

As in each year, 2002 offered us both challenges and opportunities. Through it all, we remained committed to the balance of our generic and branded businesses – a synergistic mix that benefits stockholders and consumers alike. Simply put, we want to make better products that will ensure broader, more effective choices for healthcare professionals and contribute toward healthier lives for consumers.

It was a year of remarkable introspection coupled with strong financial results. Despite a disappointing delay in the launch of Oxytrol™, our transdermal oxybutynin patch for overactive bladder, we continued to work on Oxytrol™, as well as rebuild confidence with investors and the financial community. I am extremely pleased to report that on February 26, 2003, the U.S. Food and Drug Administration (FDA) approved our new drug application for Oxytrol™ and we are on track for a second quarter 2003 launch.

In 2002, Watson became the fifth largest pharmaceutical company in the U.S., based on prescriptions dispensed, moving up from sixth position. More specifically, over 178 million prescriptions for a Watson product were written and dispensed last year. Our hydrocodone pain line leads the nation in analgesic prescriptions, and our line of intravenous (IV) iron replacement products leads the U.S. in IV iron. Our oral contraceptive line – the broadest oral contraceptive product line of any company – commands the #2 position in U.S. market share.

TOTAL ASSETS
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2,500
2,000
1,500
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500
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98
99
00
01
02

SHAREHOLDERS' EQUITY
{dollars in millions


$2,000
1,500
1,000
500
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98
99
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01
02

At each turn in 2002, the numbers were positive. Watson delivered consistent profitability quarter after quarter, four quarters in a row. As of the end of 2002, Watson had more than $1.2 billion in revenue, $176 million in net income and $308 million in operating cash flow. As a result, we increased shareholders' equity and began 2003 in a solid position to achieve our goals.

Yet as proud as I am of these numbers, I am prouder still of the people who make them possible.

Our employees, led by our management team, took on several hard-hitting initiatives aimed at operational excellence in 2002. Cross-functional employee teams – from all sectors and locations, coast to coast – explored, delineated, and planned for the changes necessary to realize our vision. I want to thank our leadership group and each of our employees for their creativity and outstanding achievement.

What kind of people choose to work at Watson? People interested in making a difference. Dedicated, imaginative, resourceful. Many have been with us since Watson began as a purely generics company in 1984, and have stayed through the evolution of our business. More recently, others have joined us, attracted by our track record and eager to contribute toward our future. Together, these professionals define not only who we are today, but, perhaps even more important, who we will be tomorrow.

If, as I believe, health begins with positive energy, then our corporate vitality is unsurpassed in the pharmaceutical marketplace. Our can-do attitude provides the underlying thread for the excitement we feel about the years ahead. Please join us in this never-ending quest for a healthier society.



Allen Chao, Ph.D.
Chairman and Chief Executive Officer
March 28, 2003





A HEALTHY, HOLISTIC COMPANY CONTINUOUSLY EXAMINES ITSELF, BOLSTERING ESTABLISHED SYSTEMS AND FORTIFYING NEW ONES.

VITALITY COMES FROM HEALTHY SYSTEMS

Holistic. From the ancient Greek, "holos," to be whole.

True holistic growth can come only from the inside out. Any organism that is not healthy at its core cannot be well in its entirety. In 2002, we at Watson Pharmaceuticals continued to nurture our internal vitality as a major specialty pharmaceutical company both by thoughtfully analyzing ourselves and boldly seizing opportunities.

Since the mid-1990s, we have adhered to our three-pronged strategy for growth, which balances internal product development with strategic alliances and select product acquisitions.

Watson has never been content to stand still. For nearly two decades, we have secured our distinctive market niche by consistently assessing current needs and responding with creative approaches – all founded upon our cutting-edge product development expertise. While planning for the future, we have always been willing to ask ourselves hard questions. In 2002, that determination demanded that we identify our full range of resources, and ask whether they would allow us to reach goals we set for the next two years, four years, even five.

We started with a keen sense of having already grown by leaps and bounds. Our talents, our drive and our systems had taken us an impressive distance. What did we need to go beyond that? The answer: We needed to enhance our existing infrastructure.

We began by undertaking three key initiatives: a comprehensive strategic plan, supply chain enhancements, and an enterprise resource planning (ERP) project. Our goal: Nothing less than operational excellence.

To fuel this major endeavor, we further strengthened our senior management team in many key areas: Sales and Marketing, Manufacturing Operations, Quality Assurance, Research & Development, Supply Chain, Legal, Information Services and Business Development. Joseph Papa, who joined Watson in 2001 as Chief Operating Officer (COO), took on added responsibilities as President and COO. The operating management team we set in place in 2001 matured in 2002, providing invaluable guidance throughout this unprecedented effort.

It is important to note that our systems analysis did not come from senior management alone, but involved management at all levels. We sought a multiplicity of voices and ideas.

The Strategic Plan

First, we set out to address Watson's strategy for the future in our generic and branded businesses. We engaged a leading worldwide management consulting firm to provide industry benchmark data as we focused on what Watson would be over the next five years.

Numerous employee teams – with people of various experience – assembled to tackle this fundamental issue, coordinated by a steering committee. The discussions continue to be energetic and practical, focused and imaginative, and above all, productive. The result of these dynamic exchanges is agreement by all on our clear strategic objective: Continue as a leading specialty pharmaceutical company with winning and complementary branded and generic businesses. This objective stems from a strategic plan that remains focused, consistent and proven. Currently, we are on our way to completing our comprehensive action plans that will help us realize this objective.

Supply Chain

Our holistic approach was further advanced in our concentrated supply chain improvements during 2002. We began by listening to what our customers needed. Then, a team of employees joined together from all along the supply chain – Manufacturing, Quality Assurance, Information Services, Finance, Sales and Marketing, and Distribution. Numerous goals were set. One objective was clear: Improve our customer service levels.

By the end of 2002, we achieved significant improvement in our service levels with all customers. Through this dynamic – and ongoing – process, our teams created



Watson Supply Chain
Supply chain efficiency is vital in meeting customers' needs. Our goal is to make sure customers view Watson as an effective and reliable partner.

Eleven times every second of every 12-hour business day, a Watson Pharmaceuticals product is dispensed by a U.S. pharmacist.

additional tools to further capture service excellence. By improving our efficiency at all major links in the supply chain, we aim to exceed our customers' expectations.

Enterprise Resource Planning

A balanced company must be able to manage different stages of growth – and invest resources at the right moment. In 2000, Watson doubled in size with the acquisition of Schein Pharmaceutical, Inc. Now, our 3,700 dedicated employees are located at 13 sites worldwide, including eight manufacturing sites; with corporate and commercial headquarters in California and New Jersey, respectively. With financial and professional resources spread across the country, we must do more than merely expand our numbers. We must now grow organically, and holistically.

In 2002, approximately 50 employees – representing our internal business user community – were selected to participate in an Enterprise Resource Planning (ERP) project; many more volunteered. They left their normal work responsibilities to devote their time to re-engineering Watson's business by building and implementing an ERP platform, designed to orchestrate our departments and functions into a single, company-wide information system.

This exciting process represents a profound change in how we do business. It will enhance our ability to communicate with each other and with our customers – at anytime, in any place. It also will help bridge functional areas, encourage teamwork and enable each employee to see how he or she affects the whole. Ultimately, we believe it will prepare us to grow stronger, faster and more focused as a Company.

R&D INVESTMENT
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98
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R&D Investment

Continuous Process

To enhance our strategic planning, other teams collaborated to review the status of our product portfolios, potential growth areas, and the best ways to capitalize on our expertise and bring products to market. By energizing our decision-making process, we look forward to continued success in getting the right products in the hands of people who need them at the right time.

In 2002, we made critical investments in two areas vital to our growth: Research & Development (R&D) and Sales & Marketing, General & Administrative (SG&A). Our investments in R&D, in both our generic and branded businesses, reached $82 million, a 29% increase over 2001. SG&A reached $235 million in 2002 – more than Watson's entire revenues just six years ago – a dramatic perspective on how far we've come in such a short amount of time.



A HEALTHY, BALANCED COMPANY GROWS FROM THE INSIDE OUT, SO ITS PUBLIC IMAGE IS AN ACCURATE REFLECTION OF ITS INTERNAL STRENGTH.



THE WATSON STORY: BALANCE & CAPABILITY

We firmly believe that the vitality of Watson Pharmaceuticals' future is inexorably linked to the interplay between our generic and branded businesses. This dynamic tandem enables us not only to grow as a company, but also to assist the healthcare industry and consumers in a variety of ways.

Both facets depend upon our core R&D capabilities in oral, transdermal, and other drug delivery technologies. Both rely on our central strengths in manufacturing, sales and marketing, and distribution. With our businesses being relatively balanced, they are, in many ways, equal partners in sustaining and expanding our corporate activities.

On the generic side, we maintained our position in 2002 as the third-largest generic manufacturer in the nation, with more than 130 products – one of the broadest generic product lines in the industry. Many hard-to-duplicate products would not exist for consumers if Watson did not manufacture them. In addition, for the products we sell, we increased our market share 200 basis points, to 35%.

As we rapidly approach the start of our third decade, more than 50% of our generic product portfolio holds either a #1 or #2 market share position. Further, we are a leader in pain management, with 42 million prescriptions in 2002. Watson's hydrocodone pain line is the nation's most dispensed analgesic.

The ability to add value is why Watson will continue to be successful. It also is a reason that we are increasingly the partner of choice for a wide range of pharmaceutical companies worldwide. In 2002, we completed business development agreements, covering 16 different products, in both generic and branded segments.

Over 178 million prescriptions were filled with a Watson product in 2002. That's 10.2 billion units – equal to 36 tablets, capsules or patches for every man, woman and child in the U.S.

Strategic Alliances

We brought a new dimension to our commitment to our generic business in 2002 through alliances with leading pharmaceutical companies – to develop, manufacture and commercialize generic pharmaceutical products. Through relationships like these, we continue to expand our generic product development efforts.

Acquisitions & Launches

As part of the strategy of expanding our generic offerings, we obtained exclusive U.S. rights to Elan Corporation's extended-release nifedipine tablets (nifedipine ER), a generic version of Bayer AG's Adalat CC®, for the treatment of hypertension. This acquisition provides us with a significant opportunity for a successful product which has a solid sales history.

After several years of providing the major chain drugstores with private label nicotine gum (the generic equivalent to GlaxoSmithKline Consumer Healthcare's Nicorette®), we launched our own label. This important product launch made a generic nicotine gum available to independent pharmacies and regional pharmacy chains. By year end, our Watson manufactured generic equivalent nicotine gum commanded 55% of the market in the original flavor.

With other 2002 generic launches, we introduced alternative treatments for hypertension, duodenal ulcers, and depression, among other conditions. Watson won the AmeriSourceBergen Award for Best Generic Product Launch in 2002 for metformin, a product indicated for the treatment of Type II diabetes.

We are committed to a vigorous generics R&D program. In the next five years, close to $50 billion in brand products will come off patent – and Watson is poised to take advantage of the opportunity. Currently, we have 16 Abbreviated New Drug Applications (ANDAs) pending before the FDA. We expect to increase the number of ANDAs, with 10-15 submissions expected over the next 12 months, including some exclusive or semi-exclusive opportunities.

PRODUCT REVENUE BY SEGMENT*
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Generic
Brand

GROSS PROFIT CONTRIBUTION BY SEGMENT*
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$800
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98
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Generic
Brand

* Summarized net revenue and gross profit information by segment is presented in Note 13 in the accompanying Notes to Consolidated Financial Statements



Enterprise Resource Planning (ERP)
ERP is not a software implementation. It is re-engineering Watson's business from top to bottom.

We take pride in knowing we are giving consumers more control over their health care with lower-cost generic alternatives. Studies show that most baby boomers – the 77 million people born between 1946 and 1964 – will reach retirement age over the next three decades. As the country's over-65 population increases, so does the debate over the need for medical cost reduction. Generics can play an important role in a solution.

Branded Synergy

A healthy company is more than the sum of its parts. It is the product of a synergy greater than any one element could have achieved alone. Our branded business provides balance to Watson's growth strategy and financial well-being. Most important, it allows us to leverage our core capabilities to develop branded products that improve an existing product, enhance patient compliance, or provide alternatives never before available.

Watson now offers more than 30 branded products. We continue to develop and acquire products that capitalize on our concentrated areas of expertise, such as Women's Health, Nephrology, Urology, and targeted primary care areas. We will continue to be opportunistic in identifying product opportunities and core specialty areas that fit our capabilities and enhance the existing market.

Women's Health Division

This dynamic group represented the dominant growth factor in our branded business in 2002, realizing nearly a 30% increase in total prescriptions over 2001. Central to this story is Watson's oral contraceptive line – now 15 products strong and the nation's largest and most comprehensive line from a single source.

Between 1996 and 2001, Watson's oral contraceptives achieved a compounded annual growth rate of 32%. In fact, we've been credited with creating the market for brand equivalent oral contraceptives. For some companies, that might be success in itself. But not for Watson.

In October 2002, we laid the groundwork for an even more robust portfolio by entering into a supply agreement with OMJ Pharmaceutical Inc., an affiliate of Ortho-McNeil Pharmaceutical Inc., to launch brand equivalent versions of three oral contraceptives when market exclusivity on the branded products ends.

Watson now markets and distributes Necon® 7/7/7, the brand equivalent for ORTHO-NOVUM® 7/7/7; Mononessa™, brand equivalent for ORTHO-CYCLEN®; and will market TriNessa™, brand equivalent for ORTHO TRI-CYCLEN®. These products will contribute to the future growth of our Women's Health Division.

Through the support of approximately 145 Women's Health sales professionals, Watson has taken a unique and successful approach in the oral contraceptive market. By promoting to physicians, pharmacists, and managed care organizations, Watson's oral contraceptive product portfolio is positively positioned. Our sales professionals focus on the breadth of our oral contraceptive line and promote target products to physicians, based on their prescribing preferences.

In January 2002, Watson introduced PapSure®, using Speculite®, the only in-office, non-invasive direct visual cervical screening exam for use with the traditional Pap smear. PapSure® is designed to increase the detection rate in cervical cancer screening. Cervical cancer is the second most common cancer among women world-wide, and accounts for more than 4,000 deaths each year.

While Pap smears have led to decreased incidences of mortality due to cervical cancer, U.S. mortality rates have not decreased since the 1980s. In 2003, Watson's Women's Health sales teams will spend the year educating obstetricians and gynecologists on the utilization and value of a visual screen used in conjunction with the Pap smear.


Necon
MonoNessa

Launching brand equivalent oral contraceptives enables continued market penetration for Watson while delivering greater value to patients.

Urology/General Products Division

In January of 2002, we acquired the U.S. rights to Actigall®, a product which aids in the dissolution of certain types of gallstones, from Novartis Pharmaceutical Corporation. Revenues from Actigall® contributed to the increase in net revenues for the year in our Urology/General Products Division.

We also redeployed our General Products team in early 2002 to allow greater focus on Androderm® and our pain product franchise. This led to a steady increase in division sales for the second half of the year. Androderm®, our highly successful testosterone replacement product for men, led these numbers with an 18% increase in prescriptions by year end – largely due to greater physician awareness.





A HEALTHY COMPANY IS MORE THAN THE SUM OF ITS PARTS. IT IS THE PRODUCT OF A SYNERGY GREATER THAN ANY ONE ELEMENT COULD HAVE ACHIEVED ALONE.


ANDRODERM
TESTOSTERONE TRANSDERMAL SYSTEM
WATSON

Prescriptions for Androderm®, Watson's testosterone replacement patch product for men, grew by 18% in 2002. This exciting performance is largely due to focused sales efforts by Watson's new Urology group.

During the year, our 66-member General Products sales force, buoyed by our newly created Urology group, with its 100 sales professionals, began a targeted, consistent sales effort for Androderm® and our pain line. Urologists became a primary focus and we have seen the benefits of that effort through a solid increase in Androderm® and Maxidone® prescriptions. The Urology/General Products Division was also able to focus on key pain specialists and, thanks to this expanded relationship-building effort, our branded pain prescriptions increased 142% over 2001 levels.

Nephrology Division

Ferrlecit®, our IV iron flagship product, continues as the #1 administered IV iron therapy in the U.S. It also is the only injectable iron product approved by the FDA without a "bolded warning." This proven safety profile and demonstrated efficacy inspired our 2002 marketing push for Ferrlecit® as the "IV iron with Proven Safety & Simple Administration." In 2002, Ferrlecit® sales accounted for approximately 11% of net revenues.

However, we experienced new competition in the IV iron field in 2002. Our team – approximately 70 Nephrology sales professionals – worked to solidify relationships and contracts with dialysis centers and clinics, which serve more than 70% of patients.

And, we formed another key alliance, joining with Baxter Healthcare Corporation for co-promotion of Ferrlecit® in the U.S. renal market. Baxter, one of the world's top medical products companies, has a respected, experienced renal sales force. We believe this strategy has already given us an even stronger presence in the nephrologist's office. By year end, our market share stabilized, with Ferrlecit® clearly the industry leader. Our co-promotion arrangement with Baxer is expected to continue until March 2004.

We are continuing to pursue expanded uses for Ferrlecit® to treat anemia in cancer patients. Phase 2 studies have been initiated and, pending results, we intend to pursue pivotal trials for this new indication.

A Look Ahead

Currently, Watson has 12 branded products in development; six of which are in either Phase 2 or Phase 3 trials – all hold promise for future sales. Our upcoming major brand stories include three exciting new products: Oxytrol™; a product for treatment of onychomycosis (nail fungus); and Prestara™.

Oxytrol™, the first internally developed product from concept to commercialization in Watson's 19-year history, is the first and only transdermal patch to treat symptoms of overactive bladder.

Oxytrol™

The February 26, 2003 FDA approval of Oxytrol™ sets the stage for a second quarter launch of the first branded product that Watson has fully developed from conception to manufacturing and distribution. This landmark event for Watson represents both years of hard work by hundreds of employees and a strategic decision made in 1999. Rather than outlicense Oxytrol™ as originally planned, we decided in 1999 to keep it for ourselves, adding Oxytrol™ to our branded product development pipeline. We invested wisely, continuing development from Phase 2 into Phase 3, through FDA approval and now to commercialization. It is this keen vision and determination that made Oxytrol™ a reality.

We believe this innovative product will help position Watson as a leader in the specialty pharmaceutical sector. Given a successful launch, we anticipate Oxytrol™ could, in time, generate peak annual revenues of over $200 million.

The need is considerable. Currently, an estimated 33 million Americans suffer from urinary incontinence and overactive bladder; a condition more common than heart disease, asthma, and diabetes. Failure to remedy this problem can severely restrict an individual's lifestyle choices. Assisted living and nursing homes also are looking for viable solutions.

Yet current oral therapies have a high discontinuation rate due to such uncomfortable side effects as dry mouth and constipation. Despite these limitations, prescriptions have tripled in three years and the market reached approximately $1 billion in 2002. A medically assertive, aging population is demanding better products that respond to lifestyle concerns. We believe Oxytrol™ addresses these demands.

The road hasn't always been smooth. In March 2002, the FDA issued a "not approvable" letter to our initial NDA, requesting additional data, which effectively put our 2002 launch plans on hold. Even so, we remained confident we could address

Supply Chain
Watson teams – from all across the supply chain – work closely to ensure our products get to market on time, on budget and with superior quality.



the FDA's issues. In August 2002, we resubmitted our NDA, including additional data from our Phase 3b clinical trial.

That 12-week, efficacy and safety clinical study involved 361 patients, and compared Oxytrol™ and a leading oral medication to a placebo. Results showed that patients treated with Oxytrol™ experienced significant reductions in incontinent episodes compared to placebo. Patients on Oxytrol™ also had a very low incidence of dry mouth which was, in fact, not statistically different than that reported with placebo.

Oxytrol™ delivers oxybutynin – the "gold standard" for overactive bladder efficacy – all day and all night. Most important, it does this with anticholinergic side effects comparable to placebo. We believe Oxytrol's™ twice-weekly dosing regimen could also increase patient convenience and compliance.



Oxytrol™, the first and only transdermal product available to treat symptoms of overactive bladder (OAB), has the ability to improve the quality of life for OAB sufferers.

While the FDA was evaluating our re-submission in 2002, we stepped up our medical education efforts with urologists, increasing awareness of our transdermal technology. We also began working with national opinion leaders as medical advisers in our prelaunch planning. Our Oxytrol™ launch team met to plan strategies for maximizing its commercialization. The team includes representatives from Sales & Marketing, Medical Affairs, Training, Manufacturing, our trade and managed care groups, and others experienced in the launch process.

During the second quarter of 2003, we plan to begin marketing Oxytrol™ to urologists, obstetricians and gynecologists throughout the U.S. with the combined sales forces of our Urology/General Products and Women's Health Divisions. As we broaden that effort to reach primary care physicians, beginning in the third quarter of 2003, we plan to expand our team with a Contract Sales Organization (CSO) with primary care experience. Among the advantages of this approach is that the CSO will exclusively promote other Watson products, including Androderm® and our pain management line, providing long-term value for future product launches.

Onychomycosis

Our topical onychomycosis treatment for nail fungal infections – now in Phase 3 clinical trials – reinforces Watson's commitment to under-served markets. As many as 20% of U.S. adults may be affected by nail fungal infections. Yet current oral therapies carry warnings of potential serious side effects, such as liver damage or congestive heart failure. Our solution relies on topical transdermal technology to deliver medication to the infected nail bed with minimal systemic exposure.



In 2002, we completed enrollment in two Phase 3 trials, with enrollment of approximately 300 patients each in 48 U.S. centers. These one-year treatment studies with active and placebo groups will include post-treatment follow-up evaluations for an additional six months.

We witnessed extremely positive results from the onychomycosis patch in our Phase 2 proof-of-concept study in 2001. After three months, 78% of the group using the patch reported improvement in their infections. Plus, the incidence of side effects was extremely low.

Assuming successful completion of our Phase 3 studies in 2003, we expect to file with the FDA for approval in the first half of 2004.

Prestara™

In August 2002, the FDA issued an "approvable" letter to Genelabs Technologies, Inc., for its NDA for Prestara™ (formerly Aslera™), following a study showing that this new formula of prasterone for systemic lupus erythematosus (SLE or lupus) had a positive effect on bone mineral density in lupus patients using low-dose glucocorticoid therapies.

Lupus, a chronic, inflammatory autoimmune disease, usually targets the musculo-skeletal system but often affects other organs. There is no cure for lupus, but controlling lupus symptoms and resulting bone loss can allow most patients to lead active, normal lives.

Watson holds exclusive North American rights to Prestara™. Full approval is contingent upon successful completion of another clinical trial by Genelabs, currently underway, to confirm the earlier results. Assuming that approval, Prestara™ could become the first medication specifically approved for the prevention of bone loss in lupus sufferers – and another opportunity for Watson to provide a much-needed answer for consumers.

Enterprise Resource Planning

Watson's ERP implementation of a company-wide information system – which will enhance our ability to communicate with each other and our customers – represents a profound change in the way we do business.

A HEALTHY COMPANY PURPOSEFULLY CONTRIBUTES TOWARD A BETTER, HEALTHIER WORLD.





HEALTHY ATTITUDE, HEALTHY FUTURES

A healthy human body is a complex yet integrated system of complementary and competing functions. Some systems operate independently. Many work simultaneously. All must harmonize to contribute toward the greater whole.

So it is with a vital, growing company. In 2002, Watson Pharmaceuticals continued to deliver results while we took time to refine our internal systems. Most of all, we did this as a team; or rather, a series of teams. People talking to people – across departments, divisions, job titles, even across the country – to achieve our vision.

We enter 2003 with an arsenal of strengths: solid financial resources, a critical mass in generics, a vibrant branded program, unique manufacturing and drug delivery capabilities, and energetic employees. Not the least of these is our firm belief that as our own vision evolves, so does our ability to make a lasting difference in people's lives.

{FINANCIAL INFORMATION

Stock Trading Information

Our common stock is traded on the New York Stock Exchange under the symbol "WPI." The following table sets forth the quarterly high and low share price information for the periods indicated:

Year ended December 31, 2002:	High	Low
First	$33.25	$25.65
Second	$27.43	$23.00
Third	$26.00	$17.95
Fourth	$30.80	$22.17

Year ended December 31, 2001:	High	Low
First	$58.00	$42.69
Second	$64.90	$46.10
Third	$66.39	$47.86
Fourth	$58.18	$26.50

As of February 26, 2003, we estimate that there were approximately 3,770 holders of record of our common stock.

We have not paid any cash dividends since our initial public offering in February 1993, and do not anticipate paying any cash dividends in the foreseeable future.

Selected Financial Data {in thousands, except per share amounts

At December 31,	2002	2001	2000[1]	1999[1]	1998[1]
Operating Highlights:					
Net revenues	$1,223,198	$1,160,676	$ 811,524	$ 704,890	$ 607,185
Gross profit	$ 677,573	$ 652,142	$ 439,743	$ 470,550	$ 395,144
Operating income[2]	$ 269,364	$ 101,319	$ 8,232	$ 241,075	$ 193,254
Net income[2]	$ 175,796	$ 116,361	$ 157,495	$ 182,661	$ 121,774
Basic earnings per share	$ 1.65	$ 1.10	$ 1.55	$ 1.85	$ 1.25
Diluted earnings per share	$ 1.64	$ 1.07	$ 1.52	$ 1.82	$ 1.22
Weighted average shares outstanding, basic	106,675	106,130	101,430	98,500	97,460
Weighted average shares outstanding, diluted	107,367	108,340	103,575	100,520	100,140
Balance Sheet Highlights:					
Current assets	$ 920,781	$ 889,738	$ 831,345	$ 459,918	$ 328,305
Working capital	$ 545,316	$ 644,613	$ 550,905	$ 309,137	$ 222,335
Total assets	$2,663,464	$2,528,334	$2,579,898	$1,465,581	$1,138,231
Total debt	$ 415,237	$ 483,805	$ 536,154	$ 151,194	$ 152,926
Liabilities incurred for acquisitions of products and businesses	$ 8,676	$ 15,759	$ 19,907	$ 55,925	$ 53,851
Deferred tax liabilities	$ 151,890	$ 186,145	$ 255,968	$ 87,060	$ 54,512
Total stockholders' equity	$1,798,284	$1,672,050	$1,547,969	$1,058,908	$ 802,897

1 We acquired Makoff R&D Laboratories, Inc. (Makoff) in 2000 and TheraTech, Inc. (TheraTech) in 1999. These transactions were accounted for under the pooling of interests accounting method, and accordingly, the selected consolidated financial data includes the results of operations of these businesses for all periods presented (as if the companies noted had always operated as one).

2 For discussion on comparability of operating income and net income, please refer to detailed financial line item discussion in our Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

We did not pay any cash dividends during the years presented. In 2000, Makoff made distributions to its stockholders, before its merger with Watson, totaling $2.4 million.

Management's Discussion & Analysis of Financial Condition & Results of Operations

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this report and specifically under the caption "Cautionary Note Regarding Forward-Looking Statements." In addition, the following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

GENERAL

Watson Pharmaceuticals, Inc. (Watson or the Company) is primarily engaged in the development, manufacture, marketing, sale and distribution of branded and off-patent (generic) pharmaceutical products. Watson was incorporated in 1985 and began operations as a manufacturer and marketer of off-patent pharmaceuticals. Through internal product development and synergistic acquisitions of products and businesses, the Company has grown into a diversified specialty pharmaceutical company. Currently, Watson markets more than 30 branded pharmaceutical products and approximately 130 generic pharmaceutical products. The Company also develops advanced drug delivery systems designed to enhance the therapeutic benefits of existing drug forms. Watson operates manufacturing, distribution, research and development and administrative facilities primarily in the United States of America (U.S.).

CRITICAL ACCOUNTING POLICIES

Watson's consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the U.S. We have taken into consideration all professional accounting standards that are effective for the year ended December 31, 2002 in preparing our consolidated financial statements. Our significant accounting policies are described in Note 2 in the accompanying Notes to Consolidated Financial Statements. Included within these policies are our "critical accounting policies." Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management's most subjective and complex judgments due to the need to make estimates about matters that are inherently uncertain. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from these estimates. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operations and/or financial condition. Our critical accounting policies are described in detail below.

Provision for Sales Returns and Allowances

When we recognize revenue from the sale of our products, we simultaneously record an estimate of various sales returns and allowances that reduce product sales and accounts receivable. These adjustments to revenue include estimates for chargebacks, rebates, returns, and other sales allowances. These provisions are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels and current contract sales terms with our wholesale and indirect customers. If the historical data and inventory estimates we used to calculate these provisions does not properly reflect future activity, our financial position, results of operations and cash flows could be impacted.

The provision for chargebacks is the most significant and complex estimate used in the recognition of revenue. We establish contract prices for indirect customers who are supplied by our wholesale customers. A chargeback represents the difference between our invoice price to the wholesaler and the indirect customer's contract price. Provisions for estimating chargebacks are calculated primarily using historical chargeback experience and estimated wholesaler inventory levels. We continually monitor our assumptions giving consideration to estimated wholesaler inventory levels and current pricing trends and make adjustments to these provisions when we believe that the actual chargeback amounts will differ from the estimated provisions.

Inventory Valuation

Inventories consist of finished goods held for distribution, raw materials and work in process. Additionally, at December 31, 2002, we had approximately $28.5 million in inventory relating to products that are pending approval by the FDA or have not yet been launched due to contractual restrictions. Our inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). We write down inventories to net realizable value based on forecasted demand and market conditions, which may differ from actual results.

Product Rights

Our product rights are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives ranging from three to twenty years. We determine amortization periods for product rights based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired products. Such factors include the product's position in its life cycle, the existence or absence of like products in the market, various other competitive and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the product right's useful life and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decline.

Product rights are tested periodically for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," (SFAS No. 144). The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows of the product(s). In the event the carrying value of the asset exceeds the undiscounted future cash flows of the product(s) and the carrying value is considered not recoverable, an impairment exists. An impairment loss is measured as the excess of the assets carrying value over its fair value, calculated using a discounted future cash flow method. The computed impairment loss is recognized in net income in the period that the impairment occurs.

Goodwill and Indefinite-Lived Intangible Assets

We test goodwill and indefinite-lived intangible assets for impairment in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," (SFAS No. 142). We perform these tests annually. Additionally, we may perform tests between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. See Note 8 in accompanying Notes to Consolidated Financial Statements. An impairment, if any, would be recorded in operating income and could significantly adversely affect net income and earnings per share.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO 2001

Net Revenues {dollars in thousands

Years Ended December 31,	2002	2001	$ Change	% Change
Net Revenues by Segment:				
Branded pharmaceutical products	$ 649,495	$ 551,558	$ 97,937	17.8%
% of product net revenues	55%	*48%*		
Generic pharmaceutical products	537,450	597,398	(59,948)	(10.0)%
% of product net revenues	45%	52%		
Other	36,253	11,720	24,533	209.3%
Total net revenues	$1,223,198	$1,160,676	$ 62,522	5.4%

The increase in total net revenues was primarily related to the increase in our branded segment, partially offset by a decline in our generic segment. Other net revenues increased as the result of the receipt of certain contingent payments relating to the settlement of a legal dispute and the timing of revenues received from research and development and licensing fees. We may continue to receive certain contingent payments through the third quarter of 2003.

BRANDED PHARMACEUTICAL PRODUCTS

The increase in net revenues from our branded pharmaceutical products was primarily attributable to revenue growth within our Women's Health and Urology/General Products divisions. Contributing to the rise in our Women's Health division's net revenues was our launch of Microgestin®, an oral contraceptive product, late in 2001. In addition, net revenues from various other oral contraceptive products within the division increased as a result of increases in price and unit sales.

The increase in net revenues from our Urology/General Products division was primarily attributable to net revenues from Actigall®. We acquired the U.S. products rights to Actigall®, which aids in the dissolution of certain types of gallstones, from Novartis Pharmaceutical Corporation (Novartis) in January 2002.

The overall increase in net revenues from our branded segment was partially offset by a decrease in sales within our Nephrology division. The decrease was primarily attributable to unit sales declines and increased competition.

We expect our branded pharmaceutical products net revenue to increase during 2003 due primarily to new product introductions generated through acquisitions, licensing and internal development.

GENERIC PHARMACEUTICAL PRODUCTS

The decrease in net revenues from our generic segment was primarily due to lower pricing and reduced sales for buspirone as a result of the loss of marketing exclusivity in February 2002 and the entry of additional generic competitors. We launched buspirone, the generic equivalent to Bristol-Myers Squibb's BuSpar® in April 2001. Net revenues from new product launches after the first quarter of 2002 and an increase in net revenues from nicotine gum partially offset the overall decline in our generic segment.

We expect our generic pharmaceutical products net revenues to increase during 2003 due to new product introductions and price increases.

Gross Profit Margin on Product Net Revenues (Gross Margin) {dollars in thousands

Years Ended December 31,	2002	2001	% Change
Gross Margin by Segment:			
Branded pharmaceutical products	79.2%	76.7%	3.2%
Generic pharmaceutical products	23.6%	36.4%	(35.1)%
Gross margin on product net revenues	54.0%	55.7%	(3.1)%

The decline in our gross margin on generic product net revenues in 2002 was primarily attributable to the loss of marketing exclusivity of buspirone.

We expect our gross margin on branded pharmaceutical products in 2003 to remain consistent with 2002. Gross margin on our generic pharmaceutical products is expected to improve in 2003 due to higher gross margins on new products we expect to launch or reintroduce in 2003.

Research and Development (R&D) Expenses {dollars in thousands

Years Ended December 31,	2002	2001	$ Change	% Change
R&D expenses	$81,617	$63,517	$18,100	28.5%
as % of net revenues	6.7%	5.5%		

The increase in research and development expenses was primarily the result of increased spending on clinical studies for both branded and generic products.

We anticipate our R&D spending to continue to increase in 2003, however at a slightly lower rate than 2002. The increased spending is a result of the development of both branded and generic pharmaceutical products.

Selling, General and Administrative (SG&A) Expenses {dollars in thousands

Years Ended December 31,	2002	2001	$ Change	% Change
SG&A expenses	$235,088	$210,002	$25,086	11.9%
as % of net revenues	19.2%	18.1%		

Selling, general and administrative expenses increased primarily due to increased corporate insurance premiums, expenses associated with the initial phases of the implementation of our new Enterprise Resource Planning (ERP) system, and pre-launch costs associated with Oxytrol™, our branded product for the treatment of overactive bladder, which we expect to launch in the second quarter of 2003.

Selling, general and administrative expenses are expected to increase in 2003 due to significant launch and contract sales organization (CSO) expenses associated with Oxytrol™, as well as expected increases in spending related to corporate insurance premiums and our continued ERP implementation.

Amortization Expense {dollars in thousands

Years Ended December 31,	2002	2001	$ Change	% Change
Amortization	$61,316	$75,875	$(14,559)	(19.2)%

The decrease in amortization expense was primarily due to the implementation of SFAS No. 142, which discontinued the amortization of goodwill effective January 1, 2002. See Note 8 in the accompanying Notes to Consolidated Financial Statements. In addition, during 2001, we recognized an impairment charge and adjusted the carrying value of our product rights for Dilacor® XR. This adjustment resulted in a substantial decrease in amortization expense for periods subsequent to the adjustment. These decreases were partially offset by current year amortization expense related to new product acquisitions. See Note 3 in the accompanying Notes to Consolidated Financial Statements.

We expect amortization expense to increase in 2003 as a result of the Novartis products acquired in February 2003.

Loss on Assets Held for Disposition {dollars in thousands

Years Ended December 31,	2002	2001	$ Change	% Change
Loss on assets held for disposition	$30,188	$53,833	$(23,645)	(43.9)%

Our loss on assets held for disposition is primarily related to Steris Laboratories, Inc. (Steris), our injectable products manufacturing facility located in Phoenix, Arizona. The 2002 loss represents the facility's operating expenses for the year. The loss in 2001 is comprised of operating expenses and an adjustment of $45.4 million to the carrying value of certain assets. We are actively discussing the potential sale of the facility with interested parties.

If we are unable to complete a sale transaction or obtain a binding offer for the Steris facility in the near term, we will reclassify the asset and it will be accounted for as held and used, in accordance with SFAS No. 144. As such, the components of the asset will be classified to their respective balance sheet accounts, and the expenses of the facility will be recorded as cost of sales and selling, general and administrative expenses as appropriate.

Loss from Joint Ventures {dollars in thousands

Years Ended December 31,	2002	2001	$ Change	% Change
Loss from joint ventures	$(3,750)	$(4,281)	$531	(12.4)%

Our loss from joint ventures was primarily attributable to losses from our interest in Somerset Pharmaceuticals, Inc. (Somerset). These losses were partially offset by income from our interest in ANCIRC Pharmaceuticals, a joint venture with Andrx Corporation. See Note 7 in the accompanying Notes to Consolidated Financial Statements. During 2002, the FDA issued to Somerset a "not-approvable" letter with respect to Somerset's New Drug Application for EmSam™. We understand that Somerset is continuing efforts toward approval of this product and expect to continue recording losses during 2003. We expect to continue to record gains from ANCIRC during 2003 which may partially offset the Somerset losses.

Gain from Legal Settlement {dollars in thousands

Years Ended December 31,	2002	2001	$ Change	% Change
Gain from legal settlement	$32,000	$60,517	$(28,517)	(47.1)%

In 2002, we received a one-time payment from Bristol-Myers Squibb of $32 million relating to the settlement of a legal dispute. During 2001, we recorded a one-time gain from our litigation settlement with Aventis Pharma AG related to Dilacor® XR and its generic equivalent.

Income Tax Expense {dollars in thousands

Years Ended December 31,	2002	2001	$ Change	% Change
Income taxes	$103,294	$82,591	$20,703	25.1%
effective tax rate	37.0%	41.5%		

The change in the effective income tax rate was primarily the result of our January 1, 2002 adoption of SFAS No. 142, which discontinued the amortization of goodwill. In previous years, the amortization related to goodwill was non-deductible for income tax purposes.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO 2000

Net Revenues {dollars in thousands

Years Ended December 31,	2001	2000	$ Change	% Change
Net Revenues by Segment:				
Branded pharmaceutical products	$551,558	$422,983	$128,575	30.4%
% of product net revenues	48%	53%		
Generic pharmaceutical products	597,398	370,809	226,589	61.1%
% of product net revenues	52%	47%		
Other	11,720	17,732	(6,012)	(33.9)%
Total net revenues	$1,160,676	$811,524	$349,152	43.0%

BRANDED PHARMACEUTICAL PRODUCTS

The growth in our branded net revenues from 2000 to 2001 was primarily the result of our acquisition of Schein Pharmaceutical, Inc. (Schein) in July 2000 and increased net revenues within our Women's Health and Nephrology divisions. These increases were offset in part by lower net revenues from our dermatology and pain management products due to declining demand as a result of generic competition. In addition, net revenues from Dilacor® XR were significantly lower due to generic competition and lost revenues as a result of historic supply issues.

GENERIC PHARMACEUTICAL PRODUCTS

The increase in our generic segment was primarily related to net revenues from buspirone, the generic equivalent of Bristol-Myers Squibb's BuSpar®, which we launched in April 2001. We benefited from marketing exclusivity on buspirone into the first quarter of 2002.

Gross Profit Margin on Product Net Revenues (Gross Margin) {dollars in thousands

Years Ended December 31,	2001	2000	% Change
Gross margin on product net revenues	55.7%	53.2%	4.8%

The increase in gross margin was primarily due to higher generic product margins as a result of buspirone market exclusivity.

Research and Development (R&D) Expense {dollars in thousands

Years Ended December 31,	2001	2000	$ Change	% Change
R&D expense	$63,517	$67,294	$(3,777)	(5.6)%
as % of net revenues	5.5%	8.3%		

The decrease in R&D expense is a result of a $13 million license fee recorded in the 2000 period related to our acquisition of certain product and marketing rights to Prestara™ (formerly Aslera™), developed by Genelabs. Exclusive of this license fee in 2000, R&D spending increased 18% in 2001. We continued to focus on branded product development while spending on certain generic projects decreased.

Selling, General and Administrative (SG&A) Expense {dollars in thousands

Years Ended December 31,	2001	2000	$ Change	% Change
SG&A expense	$210,002	$161,652	$48,350	29.9%
as % of net revenues	18.1%	19.9%		

The increase in SG&A expense is due to the expenses attributable to the addition of the sales, marketing and administrative personnel of Schein, which we acquired in July, 2000.

Amortization Expense {dollars in thousands

Years Ended December 31,	2001	2000	$ Change	% Change
Amortization	$75,875	$55,215	$20,660	37.4%

Amortization expense increased primarily due to the amortization of the intangible assets recorded as a result of the Schein acquisition and other product right acquisitions in 2001. These increases were offset by lower amortization associated with the reduced Dilacor® XR product rights.

Charge for Asset Impairment {dollars in thousands

Years Ended December 31,	2001	2000	$ Change	% Change
Charge for asset impairment	$147,596	$–	$147,596	N/A

In 2001, we recognized a charge for asset impairment related to product rights to Dilacor® XR and its generic equivalent, as a result of declines in revenue and gross profit contribution from product sales. We adjusted the carrying value of the Dilacor® XR product rights to reflect their estimated fair value, which resulted in a charge of $147.6 million.

Loss on Assets Held for Disposition {dollars in thousands

Years Ended December 31,	2001	2000	$ Change	% Change
Loss on assets held for disposition	$53,833	$–	$53,833	N/A

The loss in 2001 was comprised of an adjustment of $45.4 million to the carrying value of certain assets held for disposition and operating expenses of $8.4 million related to Steris.

Loss from Joint Ventures {dollars in thousands

Years Ended December 31,	2001	2000	$ Change	% Change
Loss from joint ventures	$(4,281)	$(2,461)	$(1,820)	74.0%

Our joint venture loss resulted primarily from our interest in Somerset. The increase in the loss was primarily a result of lower sales volumes and increased research and development costs.

Gain on Investments {dollars in thousands

Years Ended December 31,	2001	2000	$ Change	% Change
Gain on sale of securities	$65,338	$358,561	$(293,223)	(81.8)%

The gain on investments in 2001 and 2000 resulted from our sale of shares of Andrx Corporation — Andrx Group (Andrx) (Nasdaq: ADRX) common stock. We received proceeds from the sale of approximately $68.0 million and $381.5 million in 2001 and 2000, respectively. The decrease in the gain was due to a lesser number of shares sold and a decrease in the market value of the stock at the time of sale.

Gain from Legal Settlement {dollars in thousands

Years Ended December 31,	2001	2000	$ Change	% Change
Gain from legal settlement	$60,517	$–	$60,517	N/A

In the third quarter of 2001, we recorded a non-operating gain from our litigation settlement with Aventis Pharma AG.

Interest and Other Income {dollars in thousands

Years Ended December 31,	2001	2000	$ Change	% Change
Interest and other income	$3,871	$15,354	$(11,483)	(74.8)%

The decrease in interest and other income was due to lower cash balances, which primarily resulted from the use of cash for the Schein acquisition, and a decline in interest rates during 2001.

Income Tax Expense {dollars in thousands

Years Ended December 31,	2001	2000	$ Change	% Change
Income taxes	$82,591	$184,678	$(102,087)	(55.3)%
effective tax rate	41.5%	52.0%		

Our effective tax rate was impacted by goodwill amortization in 2001 and an in-process research and development charge in 2000, both of which were non-deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

We assess liquidity by our ability to generate cash to fund our operations. Significant factors that affect the management of our liquidity include: current balances of cash, cash equivalents and value of marketable securities; expected cash flows provided by operations; current levels of our accounts receivable, inventory and accounts payable balances; our expected investment in capital; access to financing sources, including credit and equity arrangements; and the financial flexibility to attract long-term capital on satisfactory terms.

We generated cash in excess of our working capital requirements for the year ended December 31, 2002. Our cash flows provided by operations were $307.9 million. The increase in cash flow from operations was primarily due to the change, year over year, in net income and balances of accounts receivable, accounts payable and accrued expenses, and income tax liabilities. This increase was offset in part by the build-up of inventories in support of expected new product launches and marketing initiatives.

In addition to the increase in inventories ($74.4 million), other significant uses of cash included the acquisition of product rights ($124.4 million), additions to property and equipment ($87.5 million) and principal payments on our term loan facility and acquisition liabilities ($75.5 million). We currently expect to spend between $125 million to $135 million for property and equipment additions in 2003, of which we expect approximately $25 million to be related to the installation and implementation of our new ERP system. Through February 2003, we spent approximately $178 million related to the acquisition of products from Novartis for which we used $60 million from our revolving credit facility and paid the remainder in cash. We continue to evaluate opportunities related to the acquisition of additional product rights and other investments.

In July 2000, we entered into a credit agreement with a bank and a consortium of lenders that included a $500 million term loan facility and a $200 million revolving credit facility. As of December 31, 2002, approximately $266 million remained outstanding under this term loan, at an effective annual interest rate of approximately 3.8%. As of December 31, 2002, scheduled quarterly principal payments under the term loan for the next twelve months total $83.4 million. Under the credit agreement, we are subject to certain financial and other operational covenants, all of which, as of December 31, 2002, we are in compliance. As of February 2003, we had drawn $60 million on the revolving credit facility.

In April 1998, we filed a shelf registration statement with the Securities and Exchange Commission that would allow us, from time to time, to raise up to $300 million from offerings of senior or subordinated debt securities, common shares, preferred stock or a combination thereof. In May 1998, pursuant to this registration statement, we issued $150 million of senior unsecured notes due May 2008, with interest payable semi-annually in May and November at an effective rate of 7.2%. Subject to preparation of a supplement to the existing prospectus and certain other matters, the balance of this registration statement remains available for issuance at our discretion.

The following table presents our expected cash requirements for contractual obligations outstanding as of December 31, 2002 (in thousands):

	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$416,214	$83,360	$ 99,449	$83,361	$ 12	$ 13	$150,019
Liabilities incurred for acquisitions of products and businesses	8,676	2,728	1,484	1,484	1,484	1,496	–
Operating lease obligations	45,199	8,534	6,477	5,570	2,992	3,035	18,591
Total contractual cash obligations	$470,089	$94,622	$107,410	$90,415	$4,488	$4,544	$168,610

In addition, as discussed in Note 3 in the accompanying Notes to Consolidated Financial Statements, we agreed to certain contingent payments to Genelabs Technologies, Inc. (Genelabs) aggregating up to $45 million upon certain FDA approvals of Prestara™, formerly known as Aslera™. In August 2002, the FDA issued an approvable letter to Genelabs for its NDA for Prestara™. Final approval is contingent upon the successful completion of an additional clinical trial and submission of data for the qualification of a manufacturing site.

Our cash and marketable securities totaled $272.8 million at December 31, 2002. The fair value of our marketable securities may fluctuate significantly due to volatility of the stock market and changes in general economic conditions. See "Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report. We believe that our cash and marketable securities balance and our expected cash flows from operations will be sufficient to meet our normal operating requirements during the next twelve months. However, we continue to review opportunities to acquire or invest in companies, technologies, product rights and other investments that are compatible with our existing business. We could use cash and financing sources discussed herein, or financing sources that subsequently become available, to fund additional acquisitions or investments. In addition, we may consider issuing additional debt or equity securities in the future to fund potential acquisitions or investment, to refinance existing debt or for general corporate purposes. If a material acquisition or investment is completed, our operating results and financial condition could change materially in future periods. However, no assurance can be given that additional funds will be available on satisfactory terms, or at all, to fund such activities.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted the provisions of SFAS No. 144 on January 1, 2002, which had no material impact on the Company's results of operations or financial position.

As of December 31, 2002, the Company's Steris facility was accounted for as an asset held for sale (see further discussion of Steris in Note 3 in the accompanying Notes to Consolidated Financial Statements). This asset was included on Watson's Consolidated Balance Sheets at its estimated fair value and the related expenses of the facility were included as loss on assets held for disposition on Watson's Consolidated Statements of Income. If we are unable to complete a sale transaction or obtain a binding offer for the Steris facility in the near term, we will reclassify the asset and it will be accounted for as held and used, in accordance with SFAS No. 144. As such, the components of the asset will be classified to their respective balance sheet accounts, and the expenses of the facility will be recorded as cost of sales and selling, general and administrative expenses as appropriate.

In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 recinds SFAS No. 4 and SFAS No. 64, which relate to the extinguishment of debt, recinds No. 44 relating to the accounting for intangible assets of motor carriers, and amends SFAS No. 13 relating to the accounting for leases. SFAS No. 145 also amends certain other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company believes that the adoption of SFAS No. 145 will not have a material impact on its results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under previous guidance. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company believes that the adoption of SFAS No. 146 will not have a material impact on its results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under the guarantee. FIN 45 also requires significant new disclosures, in both interim and annual financial statements, by a guarantor, about obligations associated with guarantees issued. FIN 45 disclosure requirements are effective for our fiscal year ended December 31, 2002 and the initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. At December 31, 2002, the Company had no guarantees outstanding.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has not adopted the fair value based method of accounting for employee stock–based compensation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk for changes in the market values of our investments (Investment Risk) and the impact of interest rate changes (Interest Rate Risk). We have not used derivative financial instruments in our investment portfolio. The quantitative and qualitative disclosures about market risk are set forth below.

Investment Risk

As of December 31, 2002, our total holdings in equity securities of other companies, including equity-method investments and available-for-sale securities, were $97.8 million. We regularly review the carrying value of our investments and identify and record losses when events and circumstances indicate that any declines in the fair values of such investments, below our accounting basis, are other than temporary. At December 31, 2002, we had equity-method investments of $37.2 million and publicly traded equity securities (available-for-sale securities) at fair value totaling $60.6 million ($42.6 million that was included in "Marketable securities" and $18.0 million that was included in "Investments and other long-term assets"). The fair values of these investments are subject to significant fluctuations due to volatility of the stock market and changes in general economic conditions. Based on the fair value of the publicly traded equity securities we held at December 31, 2002, an assumed 25%, 40% and 50% adverse change in the market prices of these securities would result in a corresponding decline in total fair value of approximately $15 million, $24 million and $30 million, respectively.

As discussed on Note 5 in the accompanying Notes to Consolidated Financial Statements, our investment in Andrx consisted of approximately 1.5 million shares of Andrx common stock with a fair value of $22.5 million at December 31, 2002. Because Andrx is a publicly traded equity security, our holdings of Andrx have exposure to investment risk. The market price of Andrx common shares has been, and may continue to be, volatile. For example, on December 31, 2001, the final trading day of 2001, the closing price of Andrx was $70.41. On December 31, 2002, the final trading day of 2002, the closing price of Andrx was $14.67. The following table sets forth the Andrx high and low market price per share information, based on published financial sources, for 2002 and 2001:

	High	Low
2002, by quarter		
First	$71.27	$31.13
Second	$48.20	$25.80
Third	$27.89	$16.61
Fourth	$23.19	$10.75
2001, by quarter		
First	$72.25	$38.50
Second	$77.00	$44.94
Third	$77.39	$58.02
Fourth	$76.52	$61.30

In addition, our marketable securities include shares of common stock of Dr. Reddy's Laboratories, Limited (Dr. Reddy). As of December 31, 2002, Watson owned 1.0 million common shares of Dr. Reddy with a fair value of $20.1 million. Dr. Reddy's shares trade on the Bombay Stock Exchange (BSE) and on the New York Stock Exchange in the form of American Depositary Shares. However, the shares of Dr. Reddy common stock that we hold are currently tradable only on the BSE, since our shares are not presently in the form of American Depositary Shares. The liquidity of our Dr. Reddy investment may be limited due to the currently low Dr. Reddy daily trading volume on the BSE, among other factors.

The following table sets forth the Dr. Reddy high and low market price per share information, based on published financial sources, for 2002 and 2001:

	High	Low
2002, by quarter		
First	$24.55	$18.91
Second	$24.00	$18.40
Third	$21.64	$16.00
Fourth	$19.47	$13.31
2001, by quarter		
First	$ –	$ –
Second	$19.20	$10.04
Third	$26.00	$17.05
Fourth	$25.35	$17.05

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our non-equity investment portfolio and our variable rate debt. We generally invest our excess cash in money market mutual funds and other short-term, variable interest rate instruments. Currently, our cash balances are invested in short-term A-rated or higher fixed income securities. Consequently, our interest rate and principal risk are minimal.

As discussed in Note 9 in the accompanying Notes to Consolidated Financial Statements, as of December 31, 2002, we had approximately $266 million outstanding under a LIBOR-based, variable interest rate term loan. A hypothetical 100 basis point increase in interest rates, based on the December 31, 2002 term loan balance, would reduce our annual net income by approximately $1.7 million. Any future gains or losses may differ materially from this hypothetical amount based on the timing and amount of actual interest rate changes and the actual term loan balance.

Based on quoted market rates of interest and maturity schedules for similar debt issues, we estimate that the fair value of our fixed-rate senior unsecured notes approximated its carrying value of $149 million at December 31, 2002. While changes in market interest rates may affect the fair value of our fixed-rate long-term notes, we believe the effect, if any, of reasonably possible near-term changes in the fair value of such debt on our results of operations, financial condition or cash flows will not be material.

At this time, we are not party to any interest rate or derivative hedging contracts and have no material foreign exchange or commodity price risks.

We do not believe that inflation has had a significant impact on our revenues or operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements made in this report that are not statements of historical fact or that refer to estimated or anticipated future events are forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that we may not be able to predict or quantify with precision. Such forward-looking statements reflect our current perspective of existing trends and information as of the date of this filing. These include, but are not limited to, prospects related to our strategic initiatives and business strategies, expressed or implied assumptions about government regulatory action or inaction, anticipated product approvals and launches, business and product development activities, assessments related to clinical trial results, product performance and competitive environment, and anticipated financial performance. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue," or "pursue," or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements.

We caution the reader that certain important factors may affect our actual operating results and could cause such results to differ materially from those expressed or implied by forward-looking statements. We believe the following risks and uncertainties and other risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings, may affect our actual results:

We disclaim any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. We also may make additional disclosures in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we may file from time to time with the Securities and Exchange Commission. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

RISKS RELATING TO INVESTING IN WATSON

- If we are unable to successfully develop or commercialize new products, our operating results will suffer.
- Our branded pharmaceutical expenditures may not result in commercially successful products.
- Our gross profit may fluctuate from period to period depending upon our product sales mix, our product pricing, and our costs to manufacture or purchase products.
- Loss of revenues from significant products could have a material adverse effect on our results of operations, financial condition and cash flows.
- If we are unsuccessful in our joint ventures and other collaborations, our operating results could suffer.
- If we are unable to adequately protect our technology or enforce our patents, our business could suffer.
- If branded pharmaceutical companies are successful in limiting the use of generics through their legislative and regulatory efforts, our sales of generic products may suffer.
- From time to time we may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain.

- Third parties may claim that we infringe their proprietary rights and may prevent us from manufacturing and selling some of our products.
- As a part of our business strategy, we plan to consider, and as appropriate, make acquisitions of technologies, products and businesses, which may result in us experiencing difficulties in integrating the technologies, products and businesses that we acquire and/or experiencing significant charges to earnings that may adversely affect our stock price and financial condition.
- If we are unsuccessful in selling our assets held for disposition, our results of operations and cash flows will suffer.
- If we are unable to obtain sufficient supplies from key suppliers that in some cases may be the only source of finished products or raw materials, our ability to deliver our products to the market may be impeded.
- Our policies regarding returns, allowances and chargebacks and marketing programs adopted by wholesalers, may reduce our revenues in future fiscal periods.
- Investigations of the calculation of average wholesale prices may adversely affect our business.
- The design, development, manufacture and sale of our products involves the risk of product liability claims by consumers and other third parties, and insurance against such potential claims is expensive and may be difficult to obtain.
- The loss of our key personnel could cause our business to suffer.
- Rising insurance costs could negatively impact profitability.
- Implementation of an enterprise resource planning system could cause business interruptions and negatively affect our profitability and cash flows.

RISKS RELATING TO INVESTING IN THE PHARMACEUTICAL INDUSTRY

- Extensive industry regulation has had, and will continue to have, a significant impact on our business, especially our product development, manufacturing and distribution capabilities.
- Federal regulation of arrangements between manufacturers of branded and generic products could adversely affect our business.
- Healthcare reform and a reduction in the reimbursement levels by governmental authorities, HMOs, MCOs or other third-party payors may adversely affect our business.
- The pharmaceutical industry is highly competitive.
- Sales of our products may continue to be adversely affected by the continuing consolidation of our distribution network and the concentration of our customer base.

Report of Management

Management is responsible for the consolidated financial statements and the other financial information included in this Annual Report for Watson Pharmaceuticals, Inc. The Board of Directors, acting through its Audit Committee, which is composed solely of directors who are not employees of the Company, oversees the financial reporting process. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on judgments and estimates made by management. Actual results could differ from amounts estimated.

Management has established systems of internal controls over financial reporting designed to provide reasonable assurance that the financial records used for preparing financial statements are reliable and that assets are safeguarded from unauthorized use or disposition. Internal auditors review accounting and control systems. The systems also are reviewed by the independent accountants to the extent deemed necessary to express the opinion set forth in their report. Management takes corrective actions to improve reporting and control systems in response to recommendations by the internal auditors and independent accountants. The appointment of the independent accountants is recommended by the Audit Committee to the Board of Directors.

Allen Chao, Ph.D.
Chairman and Chief Executive Officer

R. Todd Joyce
Vice President — Corporate Controller and Treasurer

Report of Independent Accountants

To the Board of Directors and Stockholders
of Watson Pharmaceuticals, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Watson Pharmaceuticals, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of recognizing revenue during the year ended December 31, 2000. In addition, as discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for goodwill effective January 1, 2002.

PricewaterhouseCoopers LLP

Orange County, California
January 31, 2003

Consolidated Balance Sheets {In thousands, except share amounts

December 31,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 230,155	$ 193,731
Marketable securities	42,649	135,688
Accounts receivable, net of allowances for doubtful accounts of $3,046 and $3,253	178,563	173,085
Assets held for disposition	29,362	45,496
Inventories	326,741	252,325
Prepaid expenses and other current assets	35,895	32,710
Deferred tax assets	77,416	56,703
Total current assets	920,781	889,738
Property and equipment, net	297,337	234,911
Investments and other assets	75,435	113,086
Deferred tax assets	34,596	21,675
Product rights and other intangibles, net	889,027	825,936
Goodwill	446,288	442,988
Total assets	$2,663,464	$2,528,334
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 177,812	$ 159,809
Income taxes payable	111,565	10,766
Current portion of long-term debt	83,360	68,102
Current liability incurred for acquisitions of products and businesses	2,728	6,448
Total current liabilities	375,465	245,125
Long-term debt	331,877	415,703
Long-term liability incurred for acquisitions of products and businesses	5,948	9,311
Deferred tax liabilities	151,890	186,145
Total liabilities	865,180	856,284
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; no par value per share; 2,500,000 shares authorized; none issued	–	–
Common stock; $0.0033 par value per share; 500,000,000 shares authorized; 106,878,900 and 106,458,800 shares outstanding	353	351
Additional paid-in capital	797,097	790,742
Retained earnings	998,850	823,054
Accumulated other comprehensive income	1,984	57,903
Total stockholders' equity	1,798,284	1,672,050
Total liabilities and stockholders' equity	$2,663,464	$2,528,334

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income {in thousands, except per share amounts

Years Ended December 31,	2002	2001	2000
Net revenues	$1,223,198	$1,160,676	$811,524
Cost of sales	545,625	508,534	371,781
Gross profit	677,573	652,142	439,743
Operating expenses:			
Research and development	81,617	63,517	67,294
Selling, general and administrative	235,088	210,002	161,652
Amortization	61,316	75,875	55,215
Charge for asset impairment	–	147,596	–
Loss on assets held for disposition	30,188	53,833	–
Merger and related expenses	–	–	22,350
Charge for acquired in-process research and development	–	–	125,000
Total operating expenses	408,209	550,823	431,511
Operating income	269,364	101,319	8,232
Other income (expense):			
Equity in losses of joint ventures	(3,750)	(4,281)	(2,461)
Gain (loss) on investments	(2,335)	65,338	358,561
Gain from legal settlement	32,000	60,517	–
Interest and other income, net	5,892	3,871	15,354
Interest expense	(22,081)	(27,812)	(24,284)
Total other income (expense), net	9,726	97,633	347,170
Income before income tax provision, extraordinary item and cumulative effect of change in accounting principle	279,090	198,952	355,402
Provision for income taxes	103,294	82,591	184,678
Income before extraordinary item and cumulative effect of change in accounting principle	175,796	116,361	170,724
Extraordinary loss on early retirement of debt, net of taxes of $730	–	–	(1,216)
Cumulative effect of change in accounting principle, net of taxes of $7,208	–	–	(12,013)
Net income	$ 175,796	$ 116,361	$157,495

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income continued {in thousands, except per share amounts

Years Ended December 31,	2002	2001	2000
Basic earnings per share:			
Income before extraordinary item and cumulative effect of a change in accounting principle	$1.65	$1.10	$1.68
Extraordinary loss on retirement of debt, net of taxes	–	–	(0.01)
Cumulative effect of change in accounting principle, net of taxes	–	–	(0.12)
Net income	$1.65	$1.10	$1.55
Diluted earnings per share:			
Income before extraordinary item and cumulative effect of a change in accounting principle	$1.64	$1.07	$1.65
Extraordinary loss on retirement of debt, net of taxes	–	–	(0.01)
Cumulative effect of change in accounting principle, net of taxes	–	–	(0.12)
Net income	$1.64	$1.07	$1.52
Weighted average shares outstanding:			
Basic	106,675	106,130	101,430
Diluted	107,367	108,340	103,575

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows {in thousands

Years Ended December 31,	2002	2001	2000
Cash Flows from Operating Activities:			
Net income	$ 175,796	$116,361	$ 157,495
Reconciliation to net cash provided by (used in) operating activities:			
Depreciation	25,260	25,350	16,194
Amortization	61,316	75,875	55,215
Asset impairment charge	–	147,596	–
Loss on assets held for disposition	–	45,346	–
Charge for acquired in-process research and development	–	–	125,000
Extraordinary loss on early retirement of debt	–	–	1,216
Cumulative effect of change in accounting principle	–	–	12,013
Deferred income tax (benefit) provision	(29,921)	1,659	(8,659)
Equity in losses of joint ventures	2,970	4,832	2,829
Realized (gain) loss on investments	2,335	(65,338)	(358,561)
Tax benefits related to exercises of stock options	1,240	9,575	28,556
Other	2,022	(3,484)	(10,379)
Changes in assets and liabilities:			
Accounts receivable	(5,478)	(88,299)	80,225
Assets held for disposition	16,134	(25,833)	(19,921)
Inventories	(74,416)	(7,171)	(82,276)
Prepaid expenses and other current assets	(5,508)	(13,835)	(10,956)
Accounts payable and accrued expenses	17,803	(64,311)	(15,817)
Income taxes payable	101,692	51,204	(12,745)
Other assets	16,702	(8,841)	–
Total adjustments	132,151	84,325	(198,066)
Net cash provided by (used in) operating activities	307,947	200,686	(40,571)
Cash Flows from Investing Activities:			
Additions to property and equipment	(87,466)	(62,045)	(35,504)
Purchases of marketable securities	–	–	(44,170)
Proceeds from maturities of marketable securities	–	760	57,274
Acquisitions of product rights	(124,407)	(28,382)	(18,645)
Acquisition of business, net of cash acquired	–	–	(518,699)
Issuance of note receivable	–	(5,500)	(12,400)
Repayment of notes receivable	7,741	–	–
Proceeds from sales of marketable equity securities	9,087	68,027	383,439
Contingent payment related to acquisition of The Rugby Group	(5,500)	–	(23,407)
Additions to long-term investments	–	(11,001)	(17,807)
Other investing activities, net	(619)	(3,728)	1,164
Net cash used in investing activities	$(201,164)	$ (41,869)	$(228,755)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows continued {in thousands

Years Ended December 31,	2002	2001	2000
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt	$ –	$ 6,700	$ 501,000
Principal payments on long-term debt	(68,393)	(52,748)	(365,949)
Payments on liability incurred for acquisitions of products and businesses	(7,083)	(7,642)	(15,000)
Proceeds from stock plans	5,117	22,410	109,727
Distributions to stockholders and other	–	–	(2,430)
Net cash (used in) provided by financing activities	(70,359)	(31,280)	227,348
Net increase (decrease) in cash and cash equivalents	36,424	127,537	(41,978)
Cash and cash equivalents at beginning of period	193,731	66,194	108,172
Cash and cash equivalents at end of period	$230,155	$193,731	$ 66,194
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest (including capitalized interest of $867, $6,448 and $7,048 during the years 2002, 2001 and 2000, respectively)	$ 20,158	$ 33,203	$ 26,530
Income taxes, net of refunds	$ 25,930	$ 24,575	$ 162,690
Supplemental Disclosures of Noncash Investing and Financing Activities:			
Acquisitions of businesses:			
Fair value of assets acquired	$ –	$ –	$1,127,094
Less liabilities assumed	–	–	(384,875)
Less common shares issued	–	–	(217,057)
Less cash acquired	–	–	(6,463)
Net cash paid for acquisitions	$ –	$ –	$ 518,699

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity {in thousands

Years Ended December 31,	2002	2001	2000
Common stock—shares outstanding:			
Beginning balance	106,459	105,600	98,853
Exercise of stock options and warrants	364	859	1,330
Common stock issued under employee benefit plan	56	–	–
Acquisitions and other	–	–	5,417
Ending balance	106,879	106,459	105,600
Common stock—amount:			
Beginning balance	$ 351	$ 348	$ 326
Exercise of stock options and warrants	2	3	4
Acquisitions and other	–	–	18
Ending balance	353	351	348
Additional paid-in capital:			
Beginning balance	790,742	758,760	399,424
Exercise of stock options and warrants	3,914	22,407	109,723
Tax benefits related to exercise of stock options	1,201	9,575	28,556
Common stock issued under employee benefit plan	1,240	–	–
Acquisitions and other	–	–	221,057
Ending balance	797,097	790,742	758,760
Retained earnings:			
Beginning balance	823,054	706,693	551,628
Net income	175,796	116,361	157,495
Distributions to stockholders	–	–	(2,430)
Ending balance	998,850	823,054	706,693
Accumulated other comprehensive income:			
Beginning balance	57,903	82,168	107,530
Other comprehensive loss	(55,919)	(24,265)	(25,362)
Ending balance	1,984	57,903	82,168
Total stockholders' equity	$1,798,284	$1,672,050	$1,547,969
Comprehensive income:			
Net income	$ 175,796	$ 116,361	$ 157,495
Other comprehensive loss:			
Unrealized holding (loss) gain on securities	(91,566)	27,458	332,067
Less related income taxes	36,626	(10,983)	(132,827)
Total unrealized (loss) gain on securities, net	(54,940)	16,475	199,240
Reclassification for gains included in net income	(1,567)	(65,338)	(358,561)
Less related income taxes	588	24,598	133,959
Total reclassification, net	(979)	(40,740)	(224,602)
Total other comprehensive loss	(55,919)	(24,265)	(25,362)
Total comprehensive income	$ 119,877	$ 92,096	$ 132,133

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1

DESCRIPTION OF BUSINESS

Watson Pharmaceuticals, Inc. (Watson or the Company) is primarily engaged in the development, manufacture, marketing, sale and distribution of branded and off-patent (generic) pharmaceutical products. Watson was incorporated in 1985 and began operations as a manufacturer and marketer of off-patent pharmaceuticals. Through internal product development and synergistic acquisitions of products and businesses, the Company has grown into a diversified specialty pharmaceutical company. Currently, Watson markets more than 30 branded pharmaceutical products and approximately 130 generic pharmaceutical products. The Company also develops advanced drug delivery systems designed to enhance the therapeutic benefits of existing drug forms. Watson operates manufacturing, distribution, research and development and administrative facilities primarily in the United States of America (U.S.).

2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. The consolidated financial statements include the accounts of wholly owned and majority-owned subsidiaries, after elimination of intercompany accounts and transactions. Certain reclassifications, none of which affected net income or retained earnings, have been made to prior year amounts to conform to the current year presentation.

The Company completed its acquisition of Makoff R&D Laboratories, Inc. (Makoff) in November 2000, which was accounted for under the pooling of interests accounting method. Accordingly, the accompanying consolidated financial statements include the results of operations of this business for all periods presented (as if the companies had always operated as one).

The Company also completed its acquisition of Schein Pharmaceutical, Inc. (Schein) in August 2000. This transaction was accounted for under the purchase method of accounting, and accordingly, the accompanying consolidated financial statements include the results of operations of Schein from the date of acquisition.

Use of estimates

Management is required to make certain estimates and assumptions in order to prepare consolidated financial statements in conformity with generally accepted accounting principles. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. The Company's most significant estimates relate to the determination of allowances for accounts receivable, valuation of inventory balances, the determination of useful lives for intangible assets and the assessment of expected cash flows used in evaluating goodwill and other intangible assets for impairment. The estimation process required to prepare the Company's consolidated financial statements requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Watson's actual results could differ materially from those estimates.

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash in banks, commercial paper and deposits with financial institutions that can be liquidated without prior notice or penalty.

Fair value of other financial instruments

The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their carrying values due to their relatively short maturities. Based on borrowing rates currently available to the Company, the carrying value of the variable rate debt approximates fair value. The Company estimates the fair value of its fixed rate long-term obligations based on quoted market rates of interest and maturity schedules for similar issues. The carrying value of these obligations approximates their fair value.

Inventories

Inventories consist of finished goods held for distribution, raw materials and work in process. Additionally, at December 31, 2002, the Company had approximately $28.5 million in inventory relating to products that are pending approval by the FDA or have not yet been launched due to contractual restrictions. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). We write down inventories to net realizable value based on forecasted demand and market conditions, which may differ from actual results.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Major renewals and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. Costs associated with internally developed software are accounted for in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance for the treatment of costs associated with computer software development and defines those costs to be capitalized and those to be expensed. The Company capitalizes interest on qualified construction projects. At the time properties are retired from service, the cost and accumulated depreciation are removed from the respective accounts and the related gains or losses are reflected in income.

Depreciation expense is computed principally on the straight-line method, over estimated useful lives of the related assets. The following table provides the estimated useful lives used for each asset type:

Computer software/hardware	3–5 years
Furniture and fixtures	5–10 years
Machinery and equipment	5–10 years
Buildings & building improvements	20–40 years

Leasehold improvements are amortized on the straight-line method over the shorter of the respective lease terms or the estimated useful life of the assets, and generally range from five to thirty years.

The Company assesses property and equipment for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable.

Investments

The Company has both marketable and non-marketable equity investments. The Company classifies its marketable equity investments as available-for-sale securities with net unrealized gains or losses recorded as a separate component of stockholders' equity, net of any related tax effect. The non-marketable equity investments are accounted for under the equity method when the Company can exert significant influence and ownership does not exceed 50%. Investments in which the Company owns less than a 20% interest and does not exert significant influence are accounted for using the cost-method if the fair value of such investments is not readily determinable.

Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," requires companies to determine whether a decline in fair value below the amortized cost basis is other than temporary. If a decline in fair value is determined to be other than temporary, SFAS 115 requires the carrying value of the debt or equity security to be adjusted to its fair value.

Goodwill, product rights and other intangible assets

Goodwill is primarily related to the Company's acquisitions of Schein in 2000 and The Rugby Group, Inc. in 1998. Product rights and other related intangible assets are stated at cost, less accumulated amortization, and are amortized on the straight-line method over their estimated useful lives ranging from three to twenty years. The Company periodically reviews the original estimated useful lives of assets and makes adjustments when appropriate.

The Company evaluates its product rights and other intangible assets for impairment by comparing the future undiscounted cash flows of the underlying assets to their respective carrying amounts. Goodwill is tested annually for impairment. Product rights and other intangible assets are tested for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable.

Revenue recognition

Effective January 1, 2000, the Company adopted Staff Accounting Bulletin 101 (SAB 101) issued by the Securities and Exchange Commission in December 1999. The adoption of SAB 101 required Watson to change the methods in which revenue was recognized from product sales and research, development and licensing agreements. Revenue is generally realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. The Company records revenue from product sales when title and risk of ownership have been transferred to the customer, which is typically upon delivery to the customer. Revenues recognized from research, development and licensing agreements (including milestone payments) are recorded on the "contingency-adjusted performance model," which requires deferral of revenue until such time as contract milestone requirements, as specified in the individual agreements, have been met and cash has been received from the customer. Thereafter, once contingencies for individual milestones (e.g. government approval of a New Drug Application) have been removed, revenue is recognized based on the percentage of completion method.

Provisions for sales returns and allowances

When the Company recognizes revenue from the sale of its products, an estimate of various sales returns and allowances is recorded which reduces product sales and accounts receivable. These adjustments include estimates for chargebacks, rebates, returns, and other sales allowances. These provisions are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels and current contract sales terms with wholesale and indirect customers. If the historical data and inventory estimates used to calculate these provisions does not properly reflect future activity, the Company's financial position, results of operations and cash flows could be impacted.

Shipping and handling costs

The Company records shipping and handling costs in selling, general and administrative expenses. Shipping and handling costs recorded in selling, general and administrative expenses were $14.0 million, $17.2 million and $12.0 million in 2002, 2001 and 2000, respectively.

Concentration of major customers and suppliers

For the year ended December 31, 2002, the Company's four largest customers accounted for 21%, 16%, 11% and 11%, individually, of the Company's net revenues. For the year ended December 31, 2001, the Company's three largest customers accounted for 15%, 14% and 11%, individually, of the Company's net revenues. For the year ended December 31, 2000, the Company's three largest customers accounted for 18%, 18% and 14%, individually, of the Company's net revenues.

Certain of the Company's finished products and raw materials are obtained from single source manufacturers and suppliers. Although the Company seeks to identify more than one source for its various finished products and raw materials, loss of certain of these sources could have a temporary adverse effect on the Company's results of operations, financial condition and cash flows. Third-party manufactured products accounted for approximately 47%, 43% and 37% of the Company's product net revenues in 2002, 2001, and 2000, respectively.

Research and development activities

Research and development activities are expensed as incurred and consist of self-funded research and development costs and the costs associated with work performed under collaborative research and development agreements. Research and development expenses include direct and allocated expenses. Research and development expenses incurred under collaborative agreements were approximately $0.8 million, $1.0 million and $2.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Income taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per share (EPS)

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding during a period. Diluted earnings per share is based on the treasury stock method and is computed by dividing net income by the weighted average common shares and common share equivalents outstanding during the periods presented assuming the exercise of all in-the-money stock options. Common share equivalents have been excluded where their inclusion would be anti-dilutive. A reconciliation of the numerator and denominators of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 consisted of the following (in thousands, except per share amounts):

Years Ended December 31,	**2002**	2001	2000
Numerator:			
Net income	$175,796	$116,361	$157,495
Denominator:			
Basic weighted average common shares outstanding	106,675	106,130	101,430
Effect of dilutive stock options	692	2,210	2,145
Diluted weighted average common shares outstanding	107,367	108,340	103,575
Basic earnings per share	$ 1.65	$ 1.10	$ 1.55
Diluted earnings per share	$ 1.64	$ 1.07	$ 1.52

Stock options to purchase 11.0 million, 1.8 million and 0.3 million common shares in 2002, 2001 and 2000 respectively, were outstanding but not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares.

Concentration of credit risk

The Company is subject to a concentration of credit risk with respect to its accounts receivable balance, all of which is due from wholesalers, distributors, chain drug stores and service providers in the health care and pharmaceutical industries throughout the U.S. Approximately 72% and 65% of the trade receivable balance represented amounts due from four customers at December 31, 2002 and 2001, respectively. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential uncollectible accounts. Actual losses from uncollectible accounts have been minimal.

Stock-based compensation

The Company applies the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes the financial accounting and reporting standards for stock-based compensation plans. As SFAS 123 permits, the Company elected to continue accounting for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25) and related interpretations. APB 25 requires compensation expense to be recognized for stock options when the market price of the underlying stock exceeds the exercise price of the stock option on the date of the grant.

The Company applies APB 25 in accounting for its stock option plans and, accordingly, no compensation expense has been recognized for the options in the accompanying consolidated financial statements. Had the Company determined compensation expense using the fair value method prescribed by SFAS 123, the Company's net income and earnings per share would have been as follows (in thousands, except EPS amounts):

Years Ended December 31,	2002	2001	2000
Net income	$175,796	$116,361	$157,495
Compensation expense	48,182	22,730	25,316
Tax effect of compensation expense	(17,833)	(9,436)	(13,156)
Pro forma net income	145,447	103,067	145,335
Basic EPS—as reported	$ 1.65	$ 1.10	$ 1.55
Basic EPS—pro forma	$ 1.36	$ 0.97	$ 1.43
Diluted EPS—as reported	$ 1.64	$ 1.07	$ 1.52
Diluted EPS—pro forma	$ 1.35	$ 0.95	$ 1.40
Weighted average shares outstanding:			
Basic	106,675	106,130	101,430
Diluted	107,367	108,340	103,575

The weighted average fair value of the options has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: no dividend yield; expected volatility of 38%, 65% and 58%; risk-free interest rate of 4.21%, 4.78% and 6.09% per annum; and expected terms of 5.1 years, 4.6 years and 5.9 years. Weighted averages are used because of varying assumed exercise dates.

Comprehensive income

Comprehensive income includes all changes in equity during a period except those that resulted from investments by or distributions to a company's stockholders. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Watson's other comprehensive income is comprised of unrealized holding gains on its publicly traded equity securities, net of realized gains and losses included in net income.

Recent accounting pronouncements

In January 2001, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted the provisions of SFAS No. 144 on January 1, 2002, which had no material impact on the Company's results of operations or financial position.

As of December 31, 2002, the Company accounted for Steris Laboratories, Inc. (Steris), its injectable pharmaceutical manufacturing facility, as an asset held for sale (see further discussion of Steris in Note 3 in the accompanying Notes to Consolidated Financial Statements). This asset, which at December 31, 2002 consisted of inventories of $22.0 million and other assets of $1.4 million, was included on Watson's Consolidated Balance Sheets at its estimated fair value and the related expenses of the facility were included as loss on assets held for disposition on Watson's Consolidated Statements of Income. If Watson is unable to complete a sale transaction or obtain a binding offer for the Steris facility in the near term, the Company will reclassify the asset and it will be accounted for as held and used, in accordance with SFAS No. 144. As such, the components of the asset will be classified to their respective balance sheet accounts, and the expenses of the facility will be recorded as cost of sales and selling, general and administrative expenses as appropriate.

In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 recinds SFAS No. 4 and SFAS No. 64, which relate to the extinguishment of debt, recinds No. 44 relating to the accounting for intangible assets of motor carriers, and amends SFAS No. 13 relating to the accounting for leases. SFAS No. 145 also amends certain other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company believes that the adoption of SFAS No. 145 will not have a material impact on its results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under previous guidance. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company believes that the adoption of SFAS No. 146 will not have a material impact on its results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under the guarantee. FIN 45 also requires significant new disclosures, in both interim and annual financial statements, by a guarantor, about obligations associated with guarantees issued. FIN 45 disclosure requirements are effective for fiscal year ended December 31, 2002 and the initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. At December 31, 2002, the Company had no guarantees outstanding.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has not adopted the fair value based method of accounting for stock-based compensation.

3

ACQUISITIONS OF PRODUCTS AND BUSINESSES

Acquisitions of product rights

In January 2002, Watson acquired the U.S. rights to Actigall® (ursodiol USP capsules) from Novartis Pharmaceuticals Corporation (Novartis). Actigall® contains ursodiol, a naturally occurring bile acid. The product was introduced in the U.S. in 1988. Actigall® is indicated for the dissolution of certain types of gallbladder stones and the prevention of gallstone formation in obese patients experiencing rapid weight loss. The Company paid approximately $70 million in cash for the rights to Actigall®.

In August 2002, Watson acquired the exclusive U.S. rights to the 30mg and 60mg dosage strengths of extended release nifedipine tablets (nifedipine ER) from Elan Corporation, PLC (Elan). Nifedipine ER is the generic version of Bayer AG's Adalat CC®, indicated for the treatment of hypertension. Watson paid approximately $42 million in cash for the rights to nifedipine ER.

The Company periodically makes certain investments in product rights. These consist primarily of certain contingent and scheduled payments related to product right acquisitions. The contingent payments are based on the achievement of certain net sales amounts and other factors. Total cash payments for such investments in product rights were approximately $12.2 million and $28.4 million for 2002 and 2001, respectively and were recorded as additions to product rights and other intangibles on the Company's Consolidated Balance Sheets.

Acquisition of Schein Pharmaceutical, Inc.

During the third quarter of 2000, Watson completed its acquisition of Schein. Schein had a branded business focused in the area of Nephrology for the management of iron deficiency and anemia and developed, manufactured and marketed a broad line of generic products.

The aggregate purchase price of $825 million to acquire all the outstanding Schein shares consisted of (a) approximately $510 million in cash, (b) the issuance of approximately 5.4 million Watson common shares with a market value of approximately $300 million, and (c) direct transaction costs of approximately $15 million.

In addition, short-term liabilities with a fair value of approximately $375 million (principally long-term debt that was subsequently retired) and long-term liabilities with a fair value of approximately $5 million were assumed by the Company. Watson accounted for this acquisition under the purchase method of accounting. Accordingly, Schein's results of operations are included in the consolidated financial statements from the date of acquisition.

Approximately $500 million of the purchase price was allocated to Schein's existing product rights. These product rights are amortized using the straight-line method over periods of two to 20 years, with the weighted average life approximating 19.5 years. The remaining excess of the purchase consideration over the fair value of the tangible net assets acquired of approximately $400 million was recorded as goodwill, which, through December 31, 2001, was amortized using the straight-line method over 25 years. In 2002, the Company ceased to amortize goodwill, and instead, tested goodwill for potential impairment. See "Recent accounting pronouncements" in Note 2.

The Company allocated a portion of the purchase price to in-process research and development (IPR&D). IPR&D represents ongoing research and development projects acquired by the Company for products that have not been approved for commercial sale by the U.S. Food and Drug Administration (FDA) and would have no alternative future use. Under the purchase method of accounting, IPR&D is not an asset and, accordingly, the $125 million of the total purchase price of Schein that was determined to be IPR&D was charged to expense at the date of acquisition.

The Company used independent professional valuation consultants to assist in the assessment and allocation of values to IPR&D. The value of each project was determined using discounted cash flow models. The IPR&D charge related to approximately 30 generic product development projects, of which three accounted for approximately 46% of the total charge. At the date of acquisition, the Company believed that the assumptions used in the valuation process were reasonable. As of December 31, 2002, approximately 80% of the projects had been launched or abandoned, and the remaining projects were still in development.

The following summarized, unaudited pro forma results of operations for the year ended December 31, 2000 assumes that the acquisition had been effective as of January 1, 2000 (in thousands, except diluted earnings per share):

Net revenues	$1,004,600
Income before extraordinary item and accounting change	$ 112,442
Net income	$ 99,215
Diluted earnings per share	$ 0.96

In connection with the acquisition of Schein, the Company acquired two injectable pharmaceutical manufacturing facilities, Steris, located in Phoenix, Arizona, and Marsam Pharmaceuticals, Inc. (Marsam), located in Cherry Hill, New Jersey. At the completion of this acquisition, the Company decided to dispose of the Steris and Marsam facilities and reported these facilities as assets held for disposition. The Company recorded assets held for disposition at estimated fair value (as determined through independent appraisers) and included anticipated costs of preparing the assets for disposal.

Following unsuccessful negotiations with several potential buyers, Watson closed Marsam in the first quarter of 2001. The Company wrote down the Marsam assets to estimated liquidation value and recorded additional severance and closure costs of $6.3 million, all of which were paid by December 31, 2001. The Company also realized a $65 million tax benefit associated with the liquidation of Marsam, which was reclassified from assets held for disposition to current deferred tax assets. The Company sold certain of the Marsam properties during 2002. At December 31, 2002, the Company had approximately $6 million of property related to Marsam and approximately $22 million of inventories and approximately $1 million of other assets related to Steris as held for sale. The Company intends to continue its efforts to dispose of the remaining Marsam property and the Steris facility through sale or otherwise.

In July 2001, Watson began to classify all operating expenses related to its Steris and Marsam facilities as loss on assets held for disposition in its Consolidated Statements of Income. For the year ended December 31, 2002, Watson incurred $30 million of operating expenses related to assets held for disposition. During the period from July 2001 to December 2001, Watson incurred $8.4 million of operating expenses and recorded a write down of $45.4 million to adjust the carrying value of certain assets held for disposition to current estimated fair value. Such write down to estimated fair value was based upon negotiations involving the sale or other disposition of this facility.

Acquisition of Makoff R&D Laboratories, Inc.

In November 2000, Watson completed its acquisition of Makoff, a developer, licensor and marketer of pharmaceutical products and medical foods related to the management of kidney disease. Under the terms of the merger agreement, each share of Makoff common stock was converted into the right to receive 1.9555 of a share of Watson's common stock. Accordingly, Watson issued approximately 2.8 million common shares, having a market value of approximately $155 million on the date of acquisition, in exchange for all the outstanding shares of Makoff. The acquisition was accounted for as a pooling of interests for accounting purposes. Accordingly, Makoff's results of operations are included in Watson's accompanying Consolidated Financial Statements of Income as if the two companies had always operated as one. The transaction qualified as a tax-free merger for federal income tax purposes.

In 2000, the Company recorded a special charge of $22.4 million for certain merger and related expenses associated with the Makoff acquisition. This charge consisted of transaction costs for investment banking fees, professional fees, printing and other costs of $13.6 million and closure costs of $8.8 million. The $8.8 million consisted of employee termination costs for approximately 50 employees ($4.7 million) which were paid pursuant to existing employment agreements, asset impairment costs ($2.5 million) and lease and contract termination costs ($1.6 million). As of December 31, 2001, the Company had paid all material transaction and closure costs and had written off the applicable assets.

Combined and separate selected financial data of Watson and Makoff for the year ended December 31, 2000 consisted of the following (in thousands):

	Watson	Makoff	Adjustments	Combined
Net revenues	$796,504	$20,774	$(5,754)	$811,524
Net income	$159,450	$ 2,130	$(4,085)	$157,495

Prior to its merger with Watson, Makoff was taxed as a Subchapter S Corporation. All Makoff income, losses, gains and credits were passed through to the Makoff stockholders. Accordingly, no income tax provision was included in the consolidated financial statements related to Makoff's income prior to its merger with Watson. If Makoff's pretax earnings for the year ended December 31, 2000 had been taxed at Watson's historic effective tax rate, the Company's diluted earnings per share, on a pro forma basis, would have been $1.51. Makoff made distributions to its stockholders, before its merger with Watson, totaling $2.4 million in 2000. Watson has not made distributions to its stockholders since its initial public offering in 1993 and does not anticipate doing so in the foreseeable future.

Integration charge

In connection with the Company's integration of acquired businesses, in the fourth quarter of 2000, Watson commenced several initiatives to rationalize its product lines and evaluate certain production and administrative facilities. As a result of these actions, the Company recorded a pretax charge of $22.2 million in the fourth quarter of 2000. These charges included inventory write-downs of $19.9 million charged to cost of sales, $1.4 million related to discontinued research and development commitments, $0.6 million of severance costs related to the termination of approximately 20 employees and $0.3 million of lease termination costs. The Company completed these initiatives during 2001.

Transaction with Genelabs Technologies, Inc.

In November 2000, Watson entered into a collaboration and license agreement with Genelabs Technologies, Inc (Genelabs). Genelabs granted the Company an exclusive license for North American rights to the proprietary product, Prestara™, (formerly Aslera™ or GL701), an investigational drug with an indication for the prevention of osteoporosis in women with systemic lupus erythematosus (SLE or lupus). Genelabs trades on the Nasdaq National Market System under the symbol GNLB.

In exchange for the rights to Prestara™, Watson paid a non-refundable license fee of $10 million and also acquired three million shares of Genelabs' common stock and a warrant to purchase 500,000 shares of Genelabs' common stock at $6.85 per share. The license fee and the difference between the price Watson paid to acquire the Genelabs' common stock and warrant and the fair value of the securities on the date of purchase, which approximated $3.4 million, were charged to research and development expense in the fourth quarter of 2000. In connection with this agreement, Watson also agreed to make certain contingent payments aggregating $45 million upon FDA approval of certain indications of Prestara™. In addition, Watson will pay royalties to Genelabs on net sales of Prestara™ and the companies will share future co-marketing rights.

4

ASSET IMPAIRMENT CHARGE

In June 1997, Watson acquired from Rhone-Poulenc Rorer, Inc. and certain of its affiliates (collectively, RPR) the exclusive U.S. and certain worldwide marketing, sales and distribution rights to Dilacor® XR and its generic equivalent for $190 million in cash and future royalties. The Company and RPR entered into a supply agreement whereby RPR was to provide Watson with all of its inventory requirements for Dilacor® XR and its generic equivalent through June 2000. Subsequent to the acquisition of the product rights, Watson experienced supply interruptions from this third party supplier and received only intermittent releases of these products. These supply interruptions caused the Company's revenues and gross margins from Dilacor® XR and its generic equivalent to deteriorate.

During 2001, revenues and gross profit from Dilacor® XR declined significantly from prior year levels. Based upon this sales trend, the Company performed an evaluation in the third quarter 2001 of current market share and forecasted sales for the product and determined that such declines were not a temporary condition. Watson evaluated the recoverability of its Dilacor® XR product rights in accordance with Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company determined that the future estimated undiscounted cash flows of

Dilacor® XR were below the carrying amount of the underlying product rights. During the third quarter of 2001, Watson adjusted the carrying value of the Dilacor® XR product rights to their estimated fair value of $11.5 million. This resulted in a noncash asset impairment charge of approximately $147.6 million. Watson estimated the fair value of the Dilacor® XR product rights based on forecasted future net cash flows, discounted by the Company's investment hurdle rate used for evaluating product right acquisitions.

5

MARKETABLE SECURITIES

Marketable securities include Watson's investment in the common stock of Andrx Corporation—Andrx Group (Andrx) and Dr. Reddy's Laboratories, Limited (Dr. Reddy). The Company accounts for these investments at fair value as available-for-sale securities. Unrealized gains and losses related to holdings of marketable securities are reported in accumulated other comprehensive income in the stockholders' equity section of the consolidated balance sheets. Realized gains and losses related to the sale of marketable securities are reported in the consolidated statements of income.

Andrx is primarily engaged in the formulation and commercialization of controlled-release pharmaceutical products using proprietary drug delivery technologies. Andrx common stock trades on the Nasdaq National Market System under the symbol ADRX. As of December 31, 2002, Watson owned approximately 1.5 million shares of Andrx common stock (approximately 2% of the total shares of Andrx common stock then outstanding) with a fair value of $22.5 million. The unrealized gain on the Company's investment in Andrx was $11.0 million and $62.4 million (net of income taxes of $7.4 million and $41.6 million) at December 31, 2002 and 2001, respectively.

Watson sold no shares of Andrx common stock during the year ended December 31, 2002. During the years ended December 31, 2001 and 2000, Watson sold approximately 1.1 million and 7.3 million shares of Andrx common stock and recorded a pre-tax gain of $65.3 million and $358.6 million, respectively.

Dr. Reddy is a developer and manufacturer of active pharmaceutical ingredients and pharmaceutical products. Dr. Reddy's common stock trades on the Bombay Stock Exchange (BSE) and on the New York Stock Exchange in the form of American Depositary Shares. As of December 31, 2002, Watson owned approximately 1.0 million shares of Dr. Reddy common stock (approximately 1.5% of the total shares of Dr. Reddy common stock then outstanding) with a fair value of $20.1 million which is tradable only on the BSE. The unrealized gain on the Company's investment in Dr. Reddy was $3.0 million and $4.0 million (net of income taxes of $2.0 million and $2.7 million), at December 31, 2002 and 2001, respectively.

During the year ended December 31, 2002, Watson sold approximately 400,000 shares of Dr. Reddy common stock and recorded a pre-tax gain of $1.6 million. The Company did not sell any of its shares of Dr. Reddy common stock during the years ended December 31, 2001 and 2000.

The fair value of marketable securities consisted of the following {in thousands:

December 31,	2002	2001
Marketable securities:		
Equity Securities:		
Cost	$19,124	$ 24,889
Gross unrealized gain	23,525	110,799
Fair value	42,649	135,688
Total marketable securities	$42,649	$135,688

6

BALANCE SHEET COMPONENTS

Selected balance sheet components consisted of the following {in thousands:

December 31,	2002	2001
Inventories		
Raw materials	$114,558	$ 86,844
Work-in-process	55,029	56,377
Finished goods	157,154	109,104
Total inventories	$326,741	$252,325
Property and equipment:		
Buildings and improvements	$136,877	$ 87,276
Leasehold improvements	24,217	20,185
Land and land improvements	11,876	11,876
Machinery and equipment	140,313	127,645
Research and laboratory equipment	36,378	34,318
Furniture and fixtures	14,733	8,703
Construction in progress	70,671	61,256
Total property and equipment, gross	435,065	351,259
Less accumulated depreciation	(137,728)	(116,348)
Total property and equipment, net	$297,337	$234,911
Accounts payable and accrued expenses:		
Trade accounts payable	$ 86,953	$ 63,425
Accrued payroll, severance and related benefits	36,845	40,364
Accrued third-party rebates	19,307	19,805
Royalties payable	8,331	15,130
Deferred income	8,177	9,134
Merger costs	–	449
Other accrued expenses	18,199	11,502
Total accounts payable and accrued expenses	$177,812	$159,809

7

INVESTMENTS AND OTHER ASSETS

Investments and other assets consisted of the following {in thousands:

December 31,	2002	2001
Investment in joint ventures	$30,507	$33,297
Other long-term investments	24,648	26,077
Other assets	20,280	53,712
Total investments and other assets	$75,435	$113,086

Investment in joint ventures

The Company's investments in joint ventures consisted primarily of its investments in Somerset Pharmaceuticals, Inc (Somerset) and ANCIRC Pharmaceuticals (ANCIRC). Watson accounts for its joint ventures using the equity-method.

Somerset, a joint venture in which Watson and Mylan Laboratories, Inc. both hold a fifty percent interest, manufactures and markets the product Eldepryl®, which is used in the treatment of Parkinson's disease and is engaged in the development of alternative indications for selegeline (the active compound in Eldepryl®.) The Company recorded a loss from Somerset's operations of $5.2 million, $4.6 million and $2.4 million in 2002, 2001 and 2000 respectively. The Somerset joint venture results reported by Watson consist of 50% of Somerset's earnings and management fees, offset by the amortization of goodwill, the excess of the cost of this investment over its fair value, in 2001 and 2000. The goodwill balance related to this investment was $2.5 million at December 31, 2002 and 2001, and $3.5 million at December 31, 2000. Prior to 2002, such goodwill was amortized using the straight-line basis over 15 years. Effective January 1, 2002, the Company discontinued the amortization of goodwill (see Note 8).

ANCIRC is a joint venture in which Watson and Andrx Corporation allocate capital contributions, distributions and net income or losses equally. ANCIRC was established for the development, manufacture and sale of bioequivalent controlled-release pharmaceuticals. ANCIRC currently markets and sells two of these products. The Company recorded immaterial losses from ANCIRC's operations in 2000 and 2001 and income from operations of $2.2 million in 2002.

Other assets and long-term investments

Other assets include security and equipment deposits, deferred bank fees and various notes receivable. Notes receivable consisted primarily of a term loan extended to Halsey Drug Company, Inc. (Halsey) as part of various strategic alliances, which include the negotiation of a manufacturing and supply agreement and the purchase of certain product rights. During December 2002, Watson and Halsey amended the terms of the loan agreement. The amended term loan consists of principal of $21.4 million and bears interest at prime plus 4.5% maturing on March 31, 2006. The note is collateralized by a first lien on all of Halsey's assets and is senior to all other indebtedness incurred by Halsey. In consideration for the amendment, Halsey issued to Watson warrants to purchase common stock. The warrants were valued at fair value of $10.8 million and the related receivable was reduced by the fair value of the warrants.

Other long-term investments consist primarily of the warrants from Halsey (previously discussed), Watson's investment in Genelabs, a publicly held biopharmaceutical company, Amarin Corporation plc, a publicly held specialty pharmaceutical company, and Trylon Corporation, a private medical products firm. At December 31, 2002, these investments had a total cost of $37.3 million and a total fair value of $24.6 million. The difference between the cost and fair value results in an unrealized loss, primarily attributable to Genelabs, which is included in other comprehensive income at December 31, 2002.

8

GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires goodwill and indefinite-lived intangible assets to be tested for impairment annually and written off when impaired, rather than being amortized as previous standards required.

Watson tests its goodwill and intangible assets with indefinite lives by comparing the fair value, calculated using a discounted cash flow method, of each of the Company's reporting units to the respective carrying value of the reporting units. The Company's reporting units have been identified by Watson as branded and generic pharmaceutical products. The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. Under SFAS No. 142, goodwill is considered impaired if the carrying amount exceeds the fair value of the asset. During the second quarter of 2002, the Company performed this assessment and determined there was no indication of goodwill impairment.

A reconciliation of reported net income and basic and diluted earnings per share, assuming SFAS No. 142 was applied retroactively, is as follows {in thousands, except for earnings per share:

Years Ended December 31,	**2002**	2001	2000
Net income as reported	$175,796	$116,361	$157,495
Add back:			
Goodwill amortization	–	20,237	10,195
Adjusted net income	$175,796	$136,598	$167,690
Basic earnings per share:			
Net earnings as reported	$ 1.65	$ 1.10	$ 1.55
Goodwill amortization	–	0.19	0.10
Adjusted net earnings	$ 1.65	$ 1.29	$ 1.65
Diluted earnings per share:			
Net earnings as reported	$ 1.64	$ 1.07	$ 1.52
Goodwill amortization	–	0.19	0.10
Adjusted net earnings	$ 1.64	$ 1.26	$ 1.62

At December 31, 2002, goodwill for the Company's reporting units consisted of the following {in thousands:

December 31,	2002	2001
Branded pharmaceutical products	$358,798	$358,798
Generic pharmaceutical products	87,490	84,190
Total goodwill	$446,288	$442,988

During 2002, the Company made a $5.5 million contingent payment related to the acquisition of the Rugby Group. This payment was recorded as an addition to goodwill under the generic pharmaceutical products reporting unit. In addition, during 2002, as the result of the favorable resolution of a tax issue related to the Schein acquisition, the Company reduced goodwill of the branded segment by $2.2 million.

Other intangible assets consist primarily of product rights. The original cost and accumulated amortization of these intangible assets is as follows {in thousands:

December 31,	2002	2001
Product rights and related intangibles	$1,107,200	$ 984,771
Less accumulated amortization	(218,173)	(158,835)
Total product rights and related intangibles, net	$ 889,027	$ 825,936

Assuming no additions, disposals or adjustments are made to the carrying values and/or useful lives of the assets, annual amortization expense on product rights and related intangibles is estimated to be approximately $62 million in 2003 and $60.5 million in each of 2004, 2005, 2006 and 2007. The Company's current product rights and related intangibles have a weighted average useful life of approximately nineteen years.

9

LONG-TERM DEBT

Long-term debt consisted of the following {in thousands:

December 31,	2002	2001
Term loan facility, due 2005	$265,928	$333,402
Senior unsecured notes, 7.125%, face amount of $150 million, due 2008	149,023	148,874
Other notes payable	286	1,529
Total debt	$415,237	$483,805
Less current portion	(83,360)	(68,102)
Total long-term debt	$331,877	$415,703

In July 2000, the Company negotiated a credit agreement that provided for a $500 million term loan facility and a $200 million revolving credit facility for working capital and other needs. Concurrent with the acquisition of Schein, in July 2000 the Company borrowed $500 million through the term loan facility. The interest rate under this credit agreement is based on a margin over the London Interbank Offered Rate (LIBOR). The margin is determined based on a leverage test, with the margin increasing and decreasing in 1/8% increments based on an interest rate grid. The interest rate is subject to adjustment each quarter, based on a leverage ratio. The LIBOR rate, which is subject to market fluctuations, may also change. At December 31, 2002, the interest rate on this credit agreement was approximately 2.5%. Watson is subject to certain financial and operational covenants, all of which, as of December 31, 2002, the Company was in compliance. As of December 31, 2002, the Company had not drawn any funds from the $200 million revolving credit facility.

In May 1998, Watson issued $150 million of 7.125% senior unsecured notes. These notes are due in May 2008, with interest only payments due semi-annually in May and November, but may be redeemed earlier under certain circumstances. Pursuant to the indenture under which the notes were issued, Watson is subject to certain financial and operational covenants, all of which, as of December 31, 2002, the Company was in compliance.

Annual maturities of long-term debt are as follows: $83.4 million in 2003, $99.4 million in 2004, $83.4 million in 2005, $12,000 in 2006, $13,000 in 2007 and $150.0 million in 2008.

10

GAIN FROM LEGAL SETTLEMENT

On April 1, 2002, the Company reached a settlement with Bristol-Myers Squibb (BMS) resolving all outstanding disputes between the companies related to buspirone. As a result of the settlement, Watson recorded a non-recurring gain of $32 million during the second quarter of 2002. In addition, BMS reimbursed the Company for certain expenses associated with the litigation. In 2001 the Company reached a settlement with Aventis Pharma AG related to Dilacor® XR, (diltiazem) and its generic equivalent and, as a result, recorded a non-recurring gain of $60.5 million.

11

INCOME TAXES

The provision for income taxes consisted of the following {in thousands:

Years Ended December 31,	2002	2001	2000
Current provision:			
Federal	$127,446	$73,155	$138,129
State	5,769	7,777	15,178
Total current provision	133,215	80,932	153,307
Deferred provision (benefit):			
Federal	(28,442)	1,563	33,014
State	(1,479)	96	(1,643)
Total deferred provision (benefit)	(29,921)	1,659	31,371
Total provision for income taxes	$103,294	$82,591	$184,678

The exercise of certain stock options resulted in a tax benefit and has been reflected as a reduction of income taxes payable and an increase to additional paid-in capital. Such benefits recorded were $1.6 million, $9.6 million and $11.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. Income taxes of $1 million have been provided for the possible distribution of approximately $17.7 million of undistributed earnings related to the Company's investments in joint ventures.

Reconciliations between the statutory federal income tax rate and the Company's effective income tax rate were as follows:

Years Ended December 31,	2002	2001	2000
Federal income tax at statutory rates	35%	35%	35%
State income taxes, net of federal benefit	1%	2%	2%
Merger costs, capitalized for tax purposes	0%	0%	2%
Amortization of goodwill	0%	4%	0%
IPR&D costs, capitalized for tax purposes	0%	0%	12%
Other	1%	1%	1%
Effective income tax rate	37%	42%	52%

Deferred tax assets and liabilities are measured based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. The significant components of the Company's net deferred tax assets and (liabilities) consisted of the following {in thousands:

December 31,	2002	2001
Benefits from NOL carryforwards	$ 17,560	$ 17,675
Benefits from charitable contribution carryforwards	14,606	–
Benefits from tax credit carryforwards	3,466	3,466
Differences in financial statement and tax accounting for:		
Inventories, receivables and accruals	87,116	56,453
Property, equipment and intangible assets	(150,147)	(139,589)
Investments in joint ventures	(1,438)	(1,448)
Non-compete agreement	5,792	7,362
Unrealized holding gains on securities	(10,432)	(47,068)
Other	427	2,210
Total deferred tax liability, gross	(33,050)	(100,939)
Less valuation allowance	(6,828)	(6,828)
Total deferred tax liability, net	$ (39,878)	$(107,767)

A valuation allowance has been established due to the uncertainty of realizing certain net operating loss (NOL) carryforwards and a portion of the other deferred tax assets. The Company had NOL carryforwards at December 31, 2002 of approximately $1.0 million for federal income tax purposes and an aggregate of approximately $254 million for state income tax purposes. Due to restrictions imposed as a result of ownership changes to acquired subsidiaries, the amount of NOL carryforwards available to offset future taxable income is subject to limitation. The annual NOL utilization may be further limited if additional changes in ownership occur. The Company also has research tax credit carryforwards of $3.5 million. The Company's NOL and credit carryforwards will begin to expire in 2003, if not utilized.

12

STOCKHOLDERS' EQUITY

Preferred stock

In 1992, the Company authorized 2.5 million shares of no par preferred stock. The Board of Directors has the authority to fix the rights, preferences, privileges and restrictions, including but not limited to, dividend rates, conversion and voting rights, terms and prices of redemptions and liquidation preferences without vote or action by the stockholders. Watson has not issued any preferred stock.

Employee stock purchase plan

The Company currently has an employee stock purchase plan (ESPP) for eligible employees to purchase shares of the Company's common stock at 85% of the lower of the fair market value of Watson common stock on the effective date of subscription or the date of purchase. Under the ESPP, employees can authorize the Company to withhold up to 15% of their compensation during any offering period for common stock purchases, subject to certain limitations. The ESPP was implemented on January 1, 2002 and is qualified under Section 423 of the Internal Revenue Code. The Board of Directors authorized an aggregate of 500,000 shares of the Company's common stock for issuance under the ESPP. As of December 31, 2002, a total of 55,939 shares have been issued under the plan.

Stock option plans

The Company has adopted several stock option plans, all of which have been approved by the Company's shareholders, that authorize the granting of options to purchase the Company's common shares subject to certain conditions. At December 31, 2002, the Company had reserved 14.7 million of its common shares for issuance upon exercise of options granted or to be granted under these plans. The options are granted at the fair value of the shares underlying the options at the date of the grant, and generally become exercisable over periods ranging from three to five years and expire in ten years. In conjunction with certain of the Company's acquisitions, Watson assumed stock option and warrant plans from the acquired companies. The options and warrants in these plans were adjusted by the individual exchange ratios specified in each transaction. No additional options or warrants will be granted under any of the assumed plans.

A summary of the Company's stock option plans as of December 31, 2002, 2001 and 2000, and for the years then ended consisted of the following {shares in thousands:

Years Ended December 31,	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning	12,405	$36.31	7,972	$32.28	7,194	$27.11
Granted	1,797	26.33	5,967	40.66	2,711	46.47
Exercised	(364)	10.79	(839)	26.98	(1,262)	23.33
Cancelled	(1,292)	38.61	(695)	41.04	(671)	36.92
Outstanding, ending	12,546	$35.28	12,405	$36.31	7,972	$32.28
Weighted average fair value of options granted	$10.75		$21.49		$21.38	
Options exercisable, end of year	5,586	$31.45	4,097	$26.61	3,727	$23.09

The following table summarizes information about stock options outstanding at December 31, 2002 {shares in thousands:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$4.06 to $27.84	3,241	5.6	$20.49	1,902	$17.16
$27.88 to $30.42	3,313	6.4	$28.32	1,188	$28.36
$30.55 to $48.90	3,327	6.6	$40.78	1,815	$39.80
$48.93 to $69.34	2,665	8.1	$55.06	681	$54.55
Total	12,546	6.6	$35.28	5,586	$31.45

13

OPERATING SEGMENTS

Watson has two reportable operating segments: branded and generic pharmaceutical products. The branded products segment includes the Company's lines of Women's Health, Urology/General Products and Nephrology products. Watson has aggregated its branded product lines in a single segment because of similarities in regulatory environment, manufacturing processes, methods of distribution and types of customer. This segment includes patent-protected products and trademarked generic products that Watson promotes directly to healthcare professionals as branded pharmaceutical products. The generic products segment includes off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Company sells its branded and generic products primarily to pharmaceutical wholesalers, drug distributors and chain drug stores.

The accounting policies of the operating segments are the same as those described in Note 2 in accompanying Notes to Consolidated Financial Statements. Watson primarily evaluates the performance of its operating segments based on net revenues and gross profit. The "other" classification consists primarily of contingent payments received from a legal dispute and revenues from research, development and licensing fees. The Company does not report depreciation expense, total assets, and capital expenditures by segment as such information is not used by management, nor accounted for at the segment level. Net revenues and gross profit information for the Company's operating segments consisted of the following {in thousands:

Years Ended December 31,	**2002**	2001	2000
Net revenues:			
Branded pharmaceutical products	$ 649,495	$ 551,558	$422,983
Generic pharmaceutical products	537,450	597,398	370,809
Other	36,253	11,720	17,732
Total net revenues	$1,223,198	$1,160,676	$811,524
Gross profit:			
Branded pharmaceutical products	$ 514,514	$ 423,254	$338,056
Generic pharmaceutical products	126,806	217,168	83,955
Other	36,253	11,720	17,732
Total gross profit	$ 677,573	$ 652,142	$439,743

14

COMMITMENTS AND CONTINGENCIES

Facility and equipment leases

The Company has entered into operating leases for certain facilities and equipment. The terms of the operating leases for the Company's facilities require the Company to pay property taxes, normal maintenance expenses and maintain minimum insurance coverage. Total rental expense for operating leases in 2002, 2001 and 2000 was $9.7 million, $10.3 million and $8.5 million, respectively.

At December 31, 2002, future minimum lease payments under all non-cancelable operating leases consisted of approximately $8.5 million in 2003, $6.5 million in 2004, $5.6 million in 2005, $3.0 million in each of 2006 and 2007 and $18.6 million thereafter.

Employee retirement plans

The Company maintains certain defined contribution retirement plans covering substantially all employees. The Company contributes to the plans based upon the employee contributions. Watson's contributions to these retirement plans were $4.5 million in each of the years ended December 31, 2002 and 2001 and $2.7 million in the year ended December 31, 2000.

Legal matters

Phen-fen litigation. Beginning in late 1997, a number of product liability suits were filed against Watson, The Rugby Group (Rugby) and certain other Watson affiliates, as well as numerous other manufacturing defendants, for personal injuries allegedly arising out of the use of phentermine hydrochloride. The plaintiffs allege various injuries, ranging from minor injuries and anxiety to heart damage and death. As of February 15, 2003, approximately 150 cases were pending against Watson and its affiliates in numerous state and federal courts. Most of the cases involve multiple plaintiffs, and several were filed or certified as class actions. The Company believes that it will be fully indemnified by Rugby's former owner, Aventis Pharmaceuticals (Aventis, formerly known as Hoechst Marion Roussel, Inc.) for the defense of all such cases and for any liability that may arise out of these cases. Aventis is currently controlling the defense of all these matters as the indemnifying party under its agreements with the Company. Additionally, Watson may have recourse against the manufacturing defendants in these cases.

Cipro® Litigation. Beginning in July 2000, a number of suits have been filed against Watson, Rugby and other company affiliates in various state and federal courts alleging claims under various federal and state competition and consumer protection laws. Several plaintiffs have filed amended complaints and motions seeking class certification. As of February 15, 2003, a total of approximately 42 cases had been filed against Watson, Rugby and other Watson entities. Many of these actions have been consolidated in the U.S. District Court for the Eastern District of New York *(In re: Ciprofloxacin Hydrochloride Antitrust Litigation, MDL Docket No. 001383)*. The actions generally allege that the defendants engaged in unlawful, anticompetitive conduct in connection with alleged agreements, entered into prior to Watson's acquisition of Rugby from Aventis, related to the development, manufacture and sale of the drug substance ciprofloxacin hydrochloride, the generic version of Bayer's brand drug, Cipro®. The actions generally seek declaratory judgment, damages, injunctive relief, restitution and other relief on behalf of certain purported classes of individuals and other entities. In addition, Watson understands that various state and federal agencies are investigating the allegations made in these actions. Aventis has agreed to defend and indemnify Watson and its affiliates in connection with the claims and investigations arising from the conduct and agreements allegedly undertaken by Rugby and its affiliates prior to Watson's acquisition of Rugby, and is currently controlling the defense of these actions. The defendants have moved to dismiss the complaints in several actions. In the action pending in California Superior Court for the County of San Diego *(Cipro cases I & II JCCP Proceeding Nos. 4154 and 4220)*, the court denied defendants' motions to dismiss. The other courts in which the dismissal motions are pending have not yet ruled. Discovery is ongoing.

Buspirone Litigation. In April 2002, various class and individual plaintiffs, as well as several states, filed complaints or amended complaints against Bristol-Myers Squibb Company (BMS), Watson, and Watson's subsidiaries Watson Pharma, Inc. (formerly known as Schein Pharmaceutical, Inc.) and Danbury Pharmacal, Inc. (collectively "Schein"). Most of these actions have been consolidated in the buspirone antitrust litigation pending in the United States District Court for the Southern District of New York. *(In re: Buspirone Antitrust Litigation, MDL Docket No. 1410)*. The complaints allege that in 1994 Schein entered into an unlawful agreement with BMS in an attempt to block competition in the buspirone market. The complaints allege that BMS paid Schein in exchange for Schein's agreement not to pursue its attempts to invalidate BMS' U.S. Patent No. 4,182,763, claiming buspirone, and not to launch a generic version of BMS' branded product BuSpar®. The FTC is investigating the allegations made in these actions. BMS agreed to defend and indemnify Watson and its affiliates (including Schein) in connection with these claims and investigations. In January 2003, BMS settled in principle the various actions, and the settlement is currently pending approval by the court. In connection with the settlement, Watson and its subsidiaries expect to obtain a full release of all claims. In February 2003, a new action was filed against Watson and BMS by the Guardian Life Insurance Company of America and Mutual of Omaha Insurance Company in New Jersey Superior Court. Watson has tendered the new action to BMS for defense and indemnification, pursuant to its existing indemnification agreement with BMS.

Governmental Reimbursement Investigations and Proceedings. In November 1999, Schein was informed by the U.S. Department of Justice that it, along with numerous other pharmaceutical companies, is a defendant in a qui tam action brought in 1995 under the U.S. False Claims Act currently pending in the U.S. District Court for the Southern District of Florida. Watson has also learned that an action alleging parallel state law claims may have been filed in California Superior Court; however, Watson does not know if it or any of its affiliates have been named as a party. Schein has not been served in either qui tam action. A qui tam action is a civil lawsuit brought by an individual for an alleged violation of a federal statute, in which the U.S. Department of Justice has the right to intervene and take over the prosecution of the lawsuit at its option. Pursuant to applicable federal law, the qui tam actions are under seal and, at this time, no details are available concerning, among other things, the various theories of liability against Schein or the amount of damages sought from Schein. The Company believes that the qui tam actions relate to whether allegedly improper price reporting by pharmaceutical manufacturers led to increased payments by Medicare and/or Medicaid. The qui tam actions may seek to recover damages from Schein based on its price reporting practices. Schein has also received notices or subpoenas from the attorneys general of various states, including Florida, Nevada, New York, California and Texas, indicating investigations, claims and/or possible lawsuits relating to pharmaceutical pricing issues and whether allegedly improper actions by pharmaceutical manufacturers led to excessive payments by Medicare and/or Medicaid. Other state and federal inquiries regarding pricing and reimbursements issues are anticipated. Beginning in July 2002, Watson and certain of its subsidiaries, as well as numerous other pharmaceutical companies, were named as defendants in various state and federal actions alleging improper or fraudulent reporting practices related to the reporting of average wholesale prices of certain products, and committed other improper acts in order to increase prices and market shares. The majority of these actions have been consolidated in the United States District Court for the District of Massachusetts *(In re: Pharmaceutical Industry Average Wholesale Price Litigation, MDL Docket No. 1456).* In November 2002, Watson and other defendants moved to dismiss the claims pending in the consolidated action. The court has not yet ruled on the motion. These actions, if successful, could adversely affect Watson and may have a material adverse effect on the Company's business, results of operations, financial condition and cash flows.

FDA Matters. In May 2002, Watson reached an agreement with the U.S. Food and Drug Administration (FDA) on the terms of a consent decree with respect to its Corona, California manufacturing facility. The court approved the consent decree on May 13, 2002 *(United States of America v. Watson Laboratories, Inc., and Allen Y. Chao, United States District Court for the Central District of California, EDCV-02-412-VAP).* The consent decree with the FDA does not require any fine, a facility shutdown, product recalls or any reduction in production or service at the Company's Corona facility. The consent decree applies only to the Corona facility and not other manufacturing sites. The decree requires Watson to ensure that its Corona, California facility complies with the FDA's current Good Manufacturing Practices (cGMP) regulations. Pursuant to the agreement, Watson hired an independent expert to conduct inspections of the Corona facility at least once each year. In February 2003, the first annual inspection was completed and the independent expert submitted its report of the initial inspection to the FDA. The independent expert reported its opinion that, based on the findings of the audit of the facility, the FDA's applicable cGMP requirements, applicable FDA regulatory guidance and the collective knowledge, education, qualifications and experience of the expert's auditors and reviewers, the systems at Watson's Corona facility, audited and evaluated by the expert, are in compliance with the FDA's cGMP regulations. However, the FDA is not required to accept or agree with the independent expert's opinion. If, in the future, the FDA determines that, with respect to its Corona facility, Watson has failed to comply with the consent decree or FDA regulations including cGMPs, the consent decree allows the FDA to order Watson to take a variety of actions to remedy the deficiencies. These actions could include ceasing manufacturing and related operations at the Corona facility, and recalling affected products. Such actions, if taken by the FDA, could adversely affect the Company, its results of operations, financial position and/or cash flows.

As a result of FDA actions dating back to 1998, Steris Laboratories, Inc., Watson's subsidiary acquired in connection with the Schein acquisition, entered into a consent decree with the FDA in October 1998. Steris operates an injectible manufacturing and distribution facility in Phoenix, Arizona. Under the terms of the consent decree, Steris is required, among other things, to demonstrate through independent certifications that Steris' processes, quality assurance and quality control programs, and management controls comply with cGMP regulations. The consent decree also provides for independent certification of Steris' management controls, quality assurance and quality control programs and employee cGMP training. Steris has submitted to the FDA a corrective action plan provided for under the consent decree and is implementing the Steris corrective action plan. In 1999, Steris resumed certain manufacturing and distribution operations under the expedited certification procedures provided in the consent decree. Under the consent decree newly manufactured products at the Steris facility must undergo certification by independent experts and review by the FDA prior to commercial distribution. In August 2000, the FDA authorized Steris to monitor its commercial distribution of INFeD® without certification by independent third-party consultants. In October 2002 the FDA conducted an inspection of the Steris facility and found it to be in compliance with cGMP regulations. In November 2002, the FDA authorized Steris to manufacture and distribute commercial products without batch-by-batch review by an independent third-party consultant or the FDA. Watson is currently reviewing strategic alternatives, and intends to dispose of Steris.

Watson and its affiliates are involved in various other disputes, governmental and/or regulatory inspections, inquiries, investigations and proceedings, and litigation matters that arise from time to time in the ordinary course of business. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that the resolution of these matters will adversely affect the Company, its results of operations, financial condition and cash flows.

Supplementary Data {Unaudited

Watson's unaudited quarterly consolidated financial data and market price information are shown below {in thousands, except per share data:

		Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2002					
Net revenues		$329,574	$307,860	$300,074	$285,690
Cost of sales		147,080	137,015	131,995	129,535
Gross profit		182,494	170,845	168,079	156,155
Operating expenses		106,323	101,622	100,036	100,228
Provision (benefit) for income taxes		25,311	23,519	35,213	19,251
Net income (loss)		$ 43,098	$ 40,657	$ 59,956	$ 32,085
Basic earnings (loss) per share		$ 0.41	$ 0.38	$ 0.56	$ 0.30
Diluted earnings (loss) per share		$ 0.40	$ 0.38	$ 0.56	$ 0.30
Market price per share:	High	$ 30.80	$ 26.00	$ 27.43	$ 33.25
	Low	$ 22.17	$ 17.95	$ 23.00	$ 25.65
2001					
Net revenues		$293,910	$270,942	$298,978	$296,846
Cost of sales		125,398	140,398	109,980	132,758
Gross profit		168,512	130,544	188,998	164,088
Operating expenses		98,728	278,619	89,002	84,474
Provision (benefit) for income taxes		30,829	(31,965)	43,030	40,697
Net income (loss)		$ 46,293	$ (58,633)	$ 66,245	$ 62,456
Basic earnings (loss) per share		$ 0.43	$ (0.55)	$ 0.63	$ 0.59
Diluted earnings (loss) per share		$ 0.43	$ (0.55)	$ 0.61	$ 0.58
Market price per share:	High	$ 58.18	$ 66.39	$ 64.90	$ 58.00
	Low	$ 26.50	$ 47.86	$ 46.10	$ 42.69

Corporate Information

CORPORATE HEADQUARTERS
311 Bonnie Circle
Corona, California 92880
909 493 5300

COMMON STOCK
Stock symbol: WPI
Listed: New York Stock Exchange

STOCKHOLDER INFORMATION
Questions concerning stock ownership may be directed to Investor Relations at Corporate Headquarters.

STOCK TRANSFER AGENT
American Stock Transfer
and Trust Company
59 Maiden Lane
New York, New York 10007
800 937 5449
www.amstock.com

ANNUAL MEETING OF STOCKHOLDERS
Monday, May 19, 2003 at 9:00 a.m.
The Westin South Coast Plaza
686 Anton Boulevard
Costa Mesa, California 92626
714 540 2500

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Orange County, California

PRESS RELEASE INFORMATION
Press releases and other information are available on the internet on Watson's web site at www.watsonpharm.com.

ADDITIONAL INFORMATION
Watson files periodic reports with the Securities and Exchange Commission that contain additional information about the company. Copies are available upon written request to Investor Relations at the Corporate Headquarters address, www.watsonpharm.com or at www.sec.gov.

Design: KBDA, Los Angeles **Black and white photography:** Chris Shinn, Arvada, Colorado **Product photography:** Oe Ueda, Los Angeles

Board of Directors

Allen Chao, Ph.D.
Chairman and Chief Executive Officer

Michael J. Fedida
Registered Pharmacist
Consultant and Owner of
Several Retail Pharmacies

Michel J. Feldman
Member
D'Ancona & Pflaum LLC

Albert F. Hummel
President, Pentech Pharmaceuticals, Inc.
Partner, Affordable
Residential Communities

Jack Michelson
Retired Corporate Vice President and
President, Technical Operations
G. D. Searle

Ronald R. Taylor
Special Partner
Enterprise Partners
Venture Capital

Andrew L. Turner
President
Rio Ranchito, Inc.

Fred G. Weiss
Managing Director
FGW Associates, Inc.

Executive Officers

Donald A. Britt, Sr.
Senior Vice President,
Quality Assurance

David A. Buchen
Senior Vice President,
General Counsel and Secretary

Allen Chao, Ph.D.
Chairman and Chief Executive Officer

Maria Chow
Senior Vice President,
Operations

Charles D. Ebert, Ph.D.
Senior Vice President,
Research and Development

David C. Hsia, Ph.D.
Senior Vice President,
Scientific Affairs

Joseph C. Papa
President and Chief Operating Officer

Susan K. Skara
Senior Vice President,
Human Resources

Board of Directors
Albert F. Hummel, Jack Michelson,
Ronald R. Taylor, Andrew L. Turner,
Michel J. Feldman, Allen Chao, Ph.D.,
Fred G. Weiss and Michael J. Fedida.



www.watsonpharm.com